09011252

Breda Telephone Corp.
2008 Annual Report

Western Iowa Networks
One Company. Local Choice. Local Service.

BREDA TELEPHONE CORP.

2008 ANNUAL REPORT

TO

SHAREHOLDERS

This annual report is being provided to the shareholders of Breda Telephone Corp. ("Breda") in connection with the annual meeting of the shareholders which will be held at the Breda Legion Hall, 208 Main, Breda, Iowa, on Thursday, May 21, 2009, commencing at 6:30 p.m. This annual report is not incorporated into the proxy statement and is not proxy soliciting material.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS AND INDUSTRY AND MARKET DATA

Various discussions and statements in this annual report are or contain forward looking statements that express Breda's current beliefs, forecasts, projections and predictions about future events. All statements other than statements of historical fact are forward looking statements, and include statements with respect to financial results and condition; anticipated trends in business, revenues, net income, net profits or net losses; projections concerning operations, capital needs and cash flow; investment, business, growth, expansion, acquisition and divestiture opportunities and strategies; management's plans or intentions for the future; competitive position or circumstances; and other forecasts, projections and statements of expectation. Words such as "expects," "anticipates," "estimates," "plans," "may," "will," "contemplates," "forecasts," "strategy," "future," "potential," "predicts," "projects," "prospects," "possible," "continue," "hopes," "intends," "believes," "seeks," "should," "could," "thinks," "objectives" and other similar expressions or variations of those words or those types of words help identify forward looking statements.

Forward looking statements involve and are subject to various material risks, uncertainties and assumptions. Forward looking statements are necessarily subjective and are made based on numerous and varied estimates, projections, views, beliefs, strategies and assumptions made or existing at the time of such statements and are not guarantees of future results or performance. Forecasts and projections are also in all events likely to be inaccurate, at least to some degree, and especially over long periods of time, and in particular in a rapidly changing industry such as the communications industry. Forecasts and projections are also currently difficult to make with any degree of reliability or certainty given the severe credit, market and other economic circumstances in existence at the time of the preparation of this annual report. Breda disclaims any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise. ***Breda cannot guarantee Breda's future results, performance or business conditions, and strong or undue reliance must not be placed on any forward looking statements.***

Actual future performance, outcomes and results may differ materially from those suggested by or expressed in forward looking statements as a result of numerous and varied factors, risks and uncertainties, some that are known and some that are not, and many of which are beyond the control of Breda and Breda's management. It is not possible to predict or identify all of those factors, risks and uncertainties, but they include all of the various factors, risks and uncertainties discussed in this annual report and the following:

- adverse changes by the Federal Communications Commission, the Iowa Utilities Board or other regulatory authorities to the access charge rates that can be charged by Breda and its subsidiaries to long distance carriers or to the rules and other requirements regarding access charge rates or access charges, whether instituted by the regulatory authorities or at the request or by reason of court or other actions taken by long distance carriers or other interested persons;

- technological advances in the telecommunications, cable and related industries, which are always occurring and at an ever increasing rate, and any one or more of which may replace or otherwise adversely affect in a material way the existing technologies utilized by Breda and its subsidiaries;

- changes in employee relations, including the loss of a key employee or employees;

- industry conditions and occurrences, including bankruptcies and insolvencies of long distance carriers, and consolidations in the telecommunications and cable industries, which generally result in competitors which are larger and better financed and with greater geographic reach, allowing them to compete over broader areas and more effectively;

- economic conditions at the national, regional and local levels, which are always somewhat uncertain given that many different tangible and intangible factors and occurrences can affect the economy;

- political conditions and occurrences at the international, national, regional and local levels, including rumors about, or threats and/or acts of, terrorism or war;

- the general emotions and psychology of the economy, the markets and consumers, which can at times seem to be totally unrelated to actual economic or market conditions or other more tangible factors;

- litigation;

- inaccurate assumptions or predictions by management;

- the ability to enter into and maintain agreements which are necessary to provide services, and on terms which are favorable to Breda;

- ever increasing costs and expenses which are necessary to Breda's and its subsidiaries' businesses but which are outside of Breda's control, such as health and other insurance costs;

- new third parties entering into Breda's or any of its subsidiaries' marketing or service areas;

- acts or omissions of existing and/or new competitors and other third parties, including offering lower prices or new or substitute products or services and their use of new marketing strategies and approaches;

- the risks associated with technology requirements, technology substitution and changes and other technological developments;

- changes in or more governmental laws, rules, regulations or policies;

- reductions in or other changes to governmental programs assisting or affecting the telecommunications, cable and related industries, and in particular programs which aid providers of those services to rural areas;

- the continued availability of financing, and on terms which are favorable to Breda, and the cost of financing and consequences of leverage; and

- the effects of ever increasing and changing competition and relationships with other carriers and other parties, including competition or relationships which result in Breda or its subsidiaries having to develop new pricing for services, such as interexchange access charges and wireless access charges, or new marketing strategies or new product offerings, and the related risk that Breda or its subsidiaries will not be able to respond on a timely or profitable basis to competitive changes or pressures.

Breda may have obtained industry, market, competitive position and other data used in this annual report or in Breda's general business plan from Breda's own research or internal surveys, studies conducted by other persons and/or trade or industry associations or general publications and other publicly available information. Breda attempts to utilize third party sources of information which Breda believes to be materially complete, accurate, balanced and reliable, but there is no assurance of the accuracy, completeness or reliability of any third party information. For example, a trade or industry association for an industry may present information in a manner that is more favorable to that industry than would be presented by an independent source. Industry publications and surveys and other publicly available information also generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of any information.

DESCRIPTION OF BUSINESS

General Overview.

Breda is an Iowa corporation with its principal offices in Breda, Iowa. Breda provides local telephone services to Breda, Iowa and the surrounding rural area.

Telephone services are also provided by three of Breda's wholly owned subsidiaries, Prairie Telephone Co., Inc., Westside Independent Telephone Company and BTC, Inc. A total of eight Iowa towns and their surrounding rural areas currently receive telephone services from Breda, Prairie Telephone, Westside Independent or BTC, Inc.

BTC, Inc. has provided Internet access services in the Carroll, Iowa market area since 1997. BTC, Inc. also provides Internet access services to the customers of Breda, Prairie Telephone and Westside Independent who subscribe for Internet services. BTC, Inc. has provided long distance services in the Carroll, Iowa market area since July, 2000, and local telephone services since October, 2003. BTC, Inc. also provides long distance services to the customers of Breda, Prairie Telephone and Westside Independent who subscribe for long distance services. BTC, Inc. is a wholly owned subsidiary of Prairie Telephone.

Tele-Services, Ltd. is also a wholly owned subsidiary of Breda. Tele-Services provides cable television services to twelve towns in Iowa and one town in Nebraska.

Breda and its subsidiaries all conduct business under the names "W.I.N." or "Western Iowa Networks".

Local Exchange Carrier Services

Breda, Prairie Telephone, Westside Independent and BTC, Inc. provide telephone services to the following eight Iowa towns and their surrounding rural areas:

- Breda, Iowa
- Lidderdale, Iowa
- Macedonia, Iowa
- Farragut, Iowa
- Pacific Junction, Iowa
- Yale, Iowa
- Westside, Iowa
- Carroll, Iowa

All of the towns are in central and southern Iowa.

Breda provides services to Breda, Lidderdale and Macedonia. Prairie Telephone provides services to Farragut, Pacific Junction and Yale. Westside Independent provides services to Westside, and BTC, Inc. provides services to the city of Carroll. The surrounding rural areas that are served are generally those within approximately a ten-mile to fifteen-mile radius of each of the towns, except for Carroll. No rural customers are served outside of the Carroll city limits.

The primary services of Breda, Prairie Telephone, Westside Independent and BTC, Inc. are providing their subscribers with basic local telephone service and access services for long distance calls outside the local calling area. As of December 31, 2008, they were serving approximately 3368 telephone numbers and related access lines. Breda, Prairie Telephone and Westside Independent derive their principal revenues from providing those services.

BTC, Inc.'s principal revenue sources in 2008 were from providing Internet services, conference bridge services, long distance services, basic local telephone service and access services for long distance calls outside of BTC, Inc.'s Carroll, Iowa local calling area. BTC, Inc. provides Internet services and long distance services for its own customers and for the customers of Breda, Prairie Telephone and Westside Independent.

Breda, Prairie Telephone, Westside Independent and BTC, Inc. also provide other telephone related services. For example, they sell and lease telephone equipment to their subscribers, provide inside wiring and other installation, maintenance and repair services to their subscribers, and provide custom calling services to their subscribers. They also derive revenues from providing billing and collection services for some long distance carriers for the long distance calls made by their subscribers.

Broadcast Services

Tele-Services owns and operates the cable television systems in the following twelve Iowa towns:

- Arcadia
- Auburn
- Breda
- Farragut
- Hamburg
- Malvern
- Oakland
- Riverton
- Sidney
- Tabor
- Treynor
- Westside

Tele-Services also owns and operates the cable television system for the town of Beaver Lake, Nebraska.

Tele-Services discontinued operations in the three small Iowa communities of Bayard, Lohrville and Thurman during the third quarter of 2008. Tele-Services sold its Churdan, Iowa and its Grand Junction, Iowa cable systems in November, 2008.

Tele-Services was providing cable television services to approximately 1,757 subscribers as of December 31, 2008.

Tele-Services derives its principal revenues from the monthly fees which are charged to its cable subscribers for basic and premium cable services.

Tele-Services provides cable services to each of the towns pursuant to franchises or agreements with each of those towns.

Internet Service Provider

BTC, Inc. provides dial-up and high speed Internet access services to its customers and to customers of Breda, Prairie Telephone and Westside Independent. BTC, Inc. was providing dial-up Internet access to approximately 406 subscribers as of December 31, 2008. Of that amount, approximately 224 were subscribers from BTC, Inc.'s Carroll, Iowa market area. The area served by BTC is currently limited to Carroll, Iowa and various communities surrounding Carroll, Iowa. BTC, Inc. was providing satellite, wireless and DSL-related, high speed Internet to approximately 1,074 customers as of December 31, 2008.

Miscellaneous Business

Revenues are also generated from sales of cellular phones and related service packages, which are made pursuant to Breda's September 1, 1999 agency agreement with U.S. Cellular. The agreement allows Breda to sell cellular phones and related packages to the public, and Breda receives commissions on those sales. The agency agreement provides that it automatically renews for a period of one year on each September 1, unless either Breda or U.S. Cellular gives the other written notice of nonrenewal at least thirty days before the end of the current one-year term, but subject to immediate termination if there is a material breach of the agency agreement. Breda anticipates that a new agency agreement will need to be entered into with U.S. Cellular at some point. Breda is hopeful, however, based on its past negotiations with U.S. Cellular, that any new agreement will, at worst, have a neutral impact on Breda's cellular commissions revenue.

Breda had two cellular phone retail outlets in the Carroll, Iowa market, which were located at Breda's and BTC, Inc.'s office in Carroll, Iowa and the Wal-Mart store in Carroll, Iowa. On February 22, 2008, Breda combined its Wal-Mart retail outlet with its Carroll office outlet when Wal-Mart moved its former operations to a new Super Walmart store at the edge of Carroll. Breda was informed that Super Walmart space allocations would only allow for the corporate cellular account, which is a competing service provider to Breda's U.S. Cellular service. Breda is continuing to pursue a second retail outlet location in Carroll, but has not experienced a slowdown in its cellular traffic because it expanded its office hours in its Carroll office outlet.

Breda and some of its subsidiaries have investments in other entities which are involved in various aspects of the telecommunications industry.

For example, Prairie Telephone holds approximately 33% of the units of each of Guthrie Group, L.L.C., and Carroll County Wireless, L.L.C. as of December 31, 2008. Breda purchased an additional one-third interest in Carroll County Wireless, L. L. C. and received FCC approval in early 2009. Breda now owns 66.67% of Carroll County Wireless, L.L.C. Guthrie Group, L.L.C. holds spectrum for providing personal communications services in some telephone exchange areas located in Guthrie County, Iowa. Carroll County Wireless, L.L.C. holds spectrum for nearly all of Carroll County, Iowa. Spectrum is bandwidth allocated by the FCC which can be used in the transmission of voice, data and television communications.

Carroll County Wireless, L.L.C. turned up its initial tower to accept roaming traffic in January 2006, and no further towers have been constructed to date. Guthrie Group, L.L.C. turned up its tower to receive roaming traffic on March 24, 2006. Guthrie Group, L.L.C. and Carroll County Wireless, L.L.C. are each continuing to evaluate feasibility studies to determine future tower site build-out time frames.

Breda, Prairie Telephone, Westside Independent and BTC, Inc. do not currently own spectrum for all of the telephone exchange service areas serviced by them, and there is no guarantee that they will be able to acquire spectrum for all of those areas. Breda, Prairie Telephone, Westside Independent and BTC, Inc. will also face competition in providing personal communications services because no exclusive rights can be acquired with respect to that technology.

Prairie Telephone owns approximately 9.94% of the units of Bug Tussel Wireless, L.L.C. Bug Tussel Wireless, L.L.C. is located in Green Bay, Wisconsin, and its operating plan involves erecting tower sites for wireless services. This investment is accounted for using the equity method of accounting.

Revenues may also arise from investments in other entities which provide cellular phone services or which invest in other cellular phone or telecommunications ventures. For example, Prairie Telephone owns 10.38% of RSA #1, Ltd. and 7.1% of RSA #7, Ltd. Those entities are Iowa limited partnerships which provide cellular services in rural areas in central and southern Iowa.

Prairie Telephone also owns .67% of Iowa Network Services' outstanding common stock and .38% of its preferred stock. Westside Independent owns .45% of Iowa Network Services' outstanding common stock and .28% of its preferred stock.

Breda is an investor in RSA #9, Ltd. and West Iowa Cellular, Inc. Westside Independent is also an investor in West Iowa Cellular, Inc. West Iowa Cellular, Inc. and RSA #9, Ltd. provide cellular services in rural areas in southern and central Iowa.

On December 15, 2008, Breda and the remaining investors in Alpine Communications, L.C. purchased the units sold by one of the original investors, under their right of first refusal option. With the purchase of these additional units of Alpine Communications, L.C. on December 15, 2008, Breda owns 22.26754% of the membership interests in Alpine Communications, L.C., which provides telecommunications exchange and local access services, long distance service, and cable television service in service areas located primarily in Clayton County in northeastern Iowa.

Breda, Prairie Telephone and Westside Independent each own 10,000 shares of common stock in Solix, Inc. (formerly NECA Services, Inc.), which is a for-profit corporation organized in 2000 to carry on and expand various business opportunities which may from time to time be presented to the National Exchange Carrier Association, Inc. ("NECA"). The general business plan was that non-regulated business opportunities would be conducted by Solix, Inc. so that NECA could concentrate on its traditional core tariff and pooling services.

Solix, Inc. has, however, attempted to diversify its business. For example, Solix, Inc. serves the telecommunications industry through contracts with the Universal Service Administrative Company for support of the federal schools and libraries and rural health care universal service programs. As another example, Solix, Inc. also provides services to various agencies of both the state and federal governments, and more than half of Solix, Inc.'s business in 2008 involved the direct administration of government contracts.

Prairie Telephone also owns 35.29% interest in Spiralight Network, L.L.C. Spiralight Network, L.L.C. provides fiber transport services in Wisconsin, Illinois and Minnesota.

Effective January 15, 2009, Prairie Telephone and all unit holders in Spiralight Network, L.L.C. and in Bug Tussel Wireless, L.L.C., in addition to all unit holders in various related telecommunications entities, executed an Exchange Agreement with Hilbert Communications, LLC., whereby Prairie Telephone and the other investors received newly issued units in Hilbert Communications, LLC in exchange for units they owned in the various related telecommunications entities. Pending FCC approval on the spectrum companies, the following companies became wholly-owned subsidiaries of Hilbert Communications: Bug Tussel Wireless, LLC; Spiralight Network, LLC; Intelegra, LLC; Cloud1, LLC; Dakota Wireless, LLC; Michigan Wireless, LLC, JustKake Investments, LLC and Node Two Networks, LLC. Prairie Telephone owns 8.5% of Hilbert Communications, LLC.

Breda's share of the earnings or losses of some of the above investments is reported on Breda's income statement on the equity basis. Some of the investments may be a source of cash flow for Breda, Prairie Telephone and Westside Independent through distributions which may be made by the entities. Breda, Prairie Telephone and Westside Independent do not, however, control any distribution decisions for any of those entities, so no distributions are ever guaranteed, and the timing and amount of any distributions will likely vary greatly from year to year.

The value of Breda's, Prairie Telephone's and Westside Independent's investments in the above entities and of their other investments may vary significantly from year to year. They may also face difficulties in realizing upon some of their investments because there is no public or other active market for those investments and because some of the entities in which they have invested have agreements in place which place limitations or restrictions on their ability to transfer their ownership interests in those entities to third parties. Some of those limitations and restrictions are in the form of a right of first refusal under which the entity is given the right to match any offer received by Breda, Prairie Telephone or Westside Independent.

Breda and its subsidiaries also have various other miscellaneous investments. Some of those investments are described in the financial statements included at the end of this annual report.

Competitive Position and Factors Affecting Breda's Operating Performance

Breda believes that a number of industry and company-specific factors are affecting and will continue to affect Breda's competitive position and results of operations. These factors include the following:

- The effect on Breda's revenues of declining numbers of access lines caused by customer migration to cell phone usage only; technology advances allowing the provisioning of Internet services on the same access line as voice service; technology advances provisioning residential and business voice services over data circuits (VOIP); and the declining population base in the rural areas served by Breda and its subsidiaries.

  Breda's strategic response to these trends includes efforts to introduce and provide enhanced local services and additional services like voice mail, dial-up and DSL Internet access, long distance services, and to provide cellular services through its agency agreement with U.S. Cellular. Breda also seeks to maximize its telecom industry offerings by partnering with surrounding telephone companies in wireless service ventures and through investment in cellular partnerships within the state of Iowa and surrounding states. Breda has also undertaken to compete with Qwest for voice, long distance, and Internet service customers in the county seat of Carroll, Iowa.

- The effect on Breda's revenues from current and potential future changes in access rate regulation at the state and federal levels and in universal services funding by the FCC.

  The IUB has reduced intrastate access rates by 2.7 cents per minute effective February 7, 2009. Discussions to reduce interstate access rates and to reduce and revamp universal services funding also continue at the federal level at the FCC.

- The effect on Breda's revenues from rate and pricing structure caused by the competition of multiple providers in the Carroll, Iowa market. The incumbent local exchange carrier (Qwest), the local cable TV provider (Mediacom) and additional outside competitors in that market have all partnered with telecommunication providers that can bring additional service components to complete a bundled service offering to the customer in what is known in the industry as the "triple play". Customers receive local phone service, blocks of long distance service minutes, Internet services, and broadcast services (cable TV or satellite TV) for a competitive price.

  Breda has switching capabilities for the Carroll, Iowa market that allows Breda to offer another flavor of high-speed Internet services, in addition to its voice, long distance and present Internet services. The switching capabilities would also allow Breda to bring fiber to the home, which would be an overbuild of the Carroll market, and would allow Breda to be self-reliant in providing communication services to that community by no longer needing to lease access lines from Qwest to provide services. Breda's subsidiary, BTC, Inc. received final approval for release of funds for a \$10,000,000 broadband loan from the Rural Utilities Services on March 13, 2009. The funds will be used to overbuild

Carroll, Iowa, and bring the most advanced telecommunications network possible through fiber optic technology to each home and business. Breda anticipates that construction will begin by late third quarter 2009 and will be completed in 2011. State of the art video services will be offered in addition to the already-listed telecommunication services.

Breda will modify its package offerings and pricing structures as it rolls out the advanced services in Carroll, Iowa.

- The effect on Breda's revenues from decreased customer counts for dial-up Internet as well as cable TV services. Competition and bundled services, declining population bases in some of Breda's and its subsidiaries' rural service areas, and cost of technology upgrades play a role in the competition for and retention of customers. Breda continues to consolidate cable TV programming transmission equipment in its communities where it is geographically feasible, in order to reduce system and service costs which are incurred to provide the cable TV services. Breda discontinued its cable TV services in third quarter 2008 to 127 customers in the small Iowa rural communities of Bayard, Lohrville, and Thurman. Breda is attempting to sell all remaining cable TV exchanges except for those communities in which it offers local telephone service.

- The effect on Breda's revenues from decreased access revenue caused by a decrease in the number of long distance calls originating from, or terminating to, an access line in one of Breda's telephone exchanges. The proliferation of wireless phone usage, and the designation of new technology by the FCC as data services, instead of voice services, have both decreased the "minutes of use" on Breda's networks, which results in less access revenue, and caused the industry access payment structure to be renegotiated by the new technology providers and wireless providers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview.

This Item should be read in conjunction with the financial statements and related notes found at the end of this annual report.

General

Breda is a provider of telecommunication services to residential and business customers in the west central region and the southwest region of rural Iowa.

Breda and its subsidiaries operate seven telephone exchanges as the historical or incumbent local exchange carrier (ILEC). BTC, Inc. offers competitive local exchange carrier (CLEC) services in Carroll, Iowa. Qwest is the incumbent local exchange carrier for that area. The telecommunications services provided by Breda or its subsidiaries include long distance services, dial-up and high speed Internet services, satellite Internet services, and cable TV services.

Operating Segments

Breda organizes its business into three reportable segments. Those segments are local exchange carrier services, broadcast services, and Internet service provider services. Breda has organized its business into those segments because the segments are each strategic business units that are managed separately and that offer different products and services in different regulatory environments.

Local Exchange Carrier Services. This segment provides telephone, data services, and other services to customers in the local exchanges served by Breda and its telephone subsidiaries. Breda also provides long distance services to its customers in all of its ILEC exchanges and its CLEC exchange and the surrounding areas.

Broadcast Services. This segment provides cable television services to customers in a total of fourteen towns in Iowa and one town in Nebraska.

Internet Services. This segment provides Internet access to customers in the local exchanges and the surrounding areas and in the Carroll, Iowa market area. The Internet services are provided through BTC, Inc.

The segments in which Breda and its subsidiaries operate are as follows:

Local Exchange Carrier
- Breda
- Prairie Telephone Co., Inc.
- Westside Independent Telephone Company
- BTC, Inc.

Broadcast Services
- Tele-Services, Ltd.

Internet Service Provider
- BTC, Inc.

BTC, Inc. is a subsidiary of Prairie Telephone. BTC, Inc. provides Internet services to its customers and to the customers of Breda, Prairie Telephone and Westside Independent who subscribe for Internet services. BTC, Inc. is also a CLEC providing local and long distance telephone services to customers in the Carroll, Iowa market area, where Qwest is the incumbent local exchange carrier.

Breda's primary source of consolidated revenues is from the telephone services provided by Breda, Prairie Telephone, Westside Independent and BTC, Inc. The operating revenues from telephone services are primarily derived from the following types of fees and charges:

- Flat monthly fees charged to subscribers for basic local telephone services. As of March 1, 2009, those fees varied from approximately $15.00 to $35.00 per month. The monthly fee is higher for subscribers who elect to have additional services and features, such as custom features.

- Access charge revenues payable by long distance carriers for intrastate and interstate exchange services provided to those long distance carriers. Access charge revenues constitute a substantial part of Breda's consolidated revenues, and the regulation of access charge rates by the Federal Communications Commission and the Iowa Utilities Board creates a material risk to Breda and its subsidiaries, as is discussed in more detail below.

- Revenue from the sale and lease of customer premises telephone equipment and other similar items and other miscellaneous customer services, such as custom calling services. Revenues from custom calling features are not, however, a material source of revenue.

- Fees from long distance providers for billing and collection services for long distance calls made by subscribers. Breda, Prairie Telephone and Westside Independent have been experiencing increased competition in this area over the past several years. The competitors include other third parties providing these services, and the long distance providers themselves since some providers have decided to handle their own billing and collection. Breda may at some point make a determination to stop providing billing and collection services for other carriers.

- Fees from per minute rate plans and calling plan fees on long distance calls made by subscribers of Breda, Prairie Telephone, Westside Independent and BTC, Inc.

- Breda, Prairie Telephone, Westside Independent and BTC, Inc. each generate revenues from providing Internet access and from sales and leases of other equipment and facilities for private line data transmission, such as local area networks, virtual private networks and wide area networks. They are experiencing intense services and pricing competition in providing Internet access.

As noted above, access charge revenues constitute a substantial part of Breda's consolidated revenues, and the regulation of access charge rates by the FCC and the IUB creates a material risk to Breda and its subsidiaries.

The National Exchange Carrier Association (NECA) has been delegated some authority by the FCC regarding the regulation of interstate access charge rates. In a letter dated January 15, 2007, NECA notified Breda that beginning July 1, 2007 most carriers could expect an overall average cost settlement decrease of 7.27% as a result of the new settlement formulas filed by NECA with the FCC in December 2006. Overall, NECA projected that the majority of companies' settlements will decrease between 5% and 15%. The decrease generally reflects new overall reduced cost levels and decreases due to Line Haul Distance Sensitive formula structure changes. NECA's 2007 Modification of Average Schedules filing included a proposed 24-month transition plan to help companies adjust to reduced settlements.

While Breda and its subsidiaries have experienced an overall increase in average monthly settlement revenue mainly due to the increase in interstate access rate payments for the individual elements making up the interstate access rate that also became effective on July 1, 2007, Breda is beginning to see decreases in the interstate access minutes on which these rates are applied because more customers are using cell phones to make their long distance calls.

On June 16, 2008, NECA filed changes to Interstate Tariff #5. In that tariff filing, NECA proposed an average increase of 4.6% for its traffic sensitive switched access rates, and an average increase of .2% for its special access rates, with an effective date of July 1, 2008. AT&T and Verizon asked the FCC to suspend and investigate NECA's tariff filing, but the FCC rejected this request on June 30, 2008, and the interstate tariff rates went into effect July 1, 2008.

The FCC currently has an open docket on inter-carrier compensation, which was initiated to identify a unified approach to intercarrier compensation. The current intercarrier compensation system distinguishes between different types of carriers and services, such as local and long-distance or wireless and wireline, and the FCC has indicated that the FCC plans to replace the current system with a unified intercarrier compensation system. The FCC initiated a rule making proceeding to consider this matter and the questions that the FCC are examining include the effect that any change in the compensation system will have on consumers and the universal service fund.

In early October 2008, Verizon and AT&T submitted a proposal to the FCC that would, among other things, establish a unified $.0007 terminating access rate for all rate of return carriers, like Breda, and would apply to all traffic exchanged with or on the public switched telephone network, including IP based traffic. The $.0007 access proposal by Verizon and AT&T would have relieved Verizon, AT&T and other larger carriers of more than $8 billion in annual access and intercarrier compensation responsibilities. Most small telephone company costs are above ten cents per minute to provide this service on their volume of minutes, and Breda is no exception. This proposal has the potential to cripple the rural telephone industry. The FCC appeared to be taking this proposal seriously, and it was later learned that FCC Chairman Martin had put together a confidential plan on intercarrier compensation and universal service reform that he planned to include on the agenda for the FCC's November 4, 2008 meeting, and that would not be released to the public until the November 4th meeting. After significant industry outcry on the national, state, and intermediate carrier level, as well as from fellow FCC commissioners and policymakers, Chairman Martin pulled the proposal off the agenda for the November 4, 2008 meeting. In lieu of adopting Chairman Martin's plan, which would have been devastating to rural carriers, the FCC issued a Further Notice on intercarrier compensation and universal service system. It is anticipated that nothing further will happen until the Democrat's appointees are in place at the FCC.

Breda continues to work with two Iowa industry associations in reviewing and submitting comments on intercarrier compensation plans, which are now before the FCC.

Breda believes that changes in access charges will likely occur, and that if any of the plans known today are adopted, as currently proposed, there will be substantial reductions in access revenues. Since access charge revenues constitute a substantial portion of Breda's total consolidated revenues, this is an area of material risk to Breda and its subsidiaries.

Breda and its subsidiaries are also subject to risk regarding changes in intrastate access charge rates because concerns have been raised by the Iowa legislature and the IUB regarding intrastate rates, and whether alternative intrastate intercarrier compensation mechanisms should be investigated. Various individuals and consulting representatives have been analyzing and attempting to develop comments relating to a potential state universal service fund. The IUB had postponed comments until October 26, 2008, and there were a number of significant details that had not yet been discussed or determined by the IUB. On October 28, 2008, the Iowa Telecom Association (ITA) filed its comments on whether Iowa needs a State USF funding mechanism. In its filing, the ITA linked the State USF discussion with the tariff battle that has consumed much of this year and reminded the IUB of the severe impact of proposed access reduction. The ITA noted that if access policy changes cause high-cost carriers, such as Breda, to be unable to recover their costs of providing intrastate services from increased local rates to the customer and reduced access charges, then a State USF would be necessary as a cost recovery mechanism.

Breda believes it is likely that the discussion of a state universal service fund will need to be coordinated with emerging FCC developments. While various industry organizations have compiled data and worked on this issue since 2003, no final plan had been adopted on a statewide level. Since access charge revenues constitute a substantial portion of Breda's total consolidated revenues, this is an area of material risk to Breda and its subsidiaries.

Regarding intrastate rates, the ITA filed the 9-1-2007 tariff which was allowed to go into effect, but it was later challenged by Sprint, Verizon and AT&T. The IUB conducted a hearing on the ITA Intrastate Access Tariff on April 1 and 2, 2008. Sprint, Verizon and AT&T asked the IUB to reduce the intrastate access rates in the ITA tariff from present levels down to the NECA interstate levels. Specifically, the interexchange carriers requested that the IUB eliminate the 1.5-cent transport interconnection charge, reduce the local switching charge by 1.9 cents, and eliminate the 3-cent common carrier line charge. The total requested reduction would be 6.4 cents on each intrastate minute. The parties involved in the hearing had until April 25, 2008 to file post-hearing briefs. The IUB issued a final order on May 30, 2008 where it directed the ITA to, within 30 days, remove the 1.5 cent transport interconnection rate element and to lower the local switching rate element to 2.4435 cents per minute to mirror the NECA interstate tariff rate. The IUB also stated that it would open a rule making to determine whether to eliminate the 3-cent common carrier line charge. All telephone companies such as Breda concurring in the ITA intrastate tariff would have been required by June 29, 2008, to reduce their intrastate access charges by 3.5 cents.

The IUB did note that it was sensitive to the potential revenue losses that some independent local exchange carriers would experience from this action. On June 19, 2008, the ITA filed an Application for Rehearing or Reconsideration and for Stay of Order Pending Application with the IUB in the intrastate tariff docket. ITA submitted data to show that of 136 companies studied who concur in the ITA Tariff, the total revenue loss from the IUB's Order would exceed $14 million per year. ITA also submitted data that showed an average rate increase of over $5.65 per line per month would be necessary to recoup this revenue loss. Their data also showed that this order would have a significant impact on rural carrier investments and would cause a significant drain of resources out of rural Iowa. Breda's independent analysis showed that Breda's average rate increase to offset the projected revenue shortfall would average $5.69 per line per month, and that some of Breda's individual ILECs would be over $8 per line per month to offset the projected revenue shortfall. Breda determined that its intrastate access revenue shortfall if the IUB Order were to be implemented could exceed $221,450 per year.

The ITA asked the IUB to enter a stay that delayed the June 29th deadline for ITA to reduce its intrastate access rates while the IUB considered the economic impact of its Order. The ITA also requested the IUB open an investigation docket or a rulemaking docket to consider reasonable approaches to the determination of Iowa intrastate access rates; establish a three-year phase-in period for implementation of the 1/3 reduction in the intrastate access charges; and delay implementation of the Order for 90 days. On June 27, 2008, the IUB granted ITA's application for Stay of the May 30, 2008 order on intrastate access, and it also granted the ITA's Motion for Rehearing to further consider the existing record and the arguments. The rates collected since the June 27, 2008 date were being collected subject to refund.

In its January 8, 2009 Order Denying Requests for Reconsideration, the IUB re-affirmed its May 30, 2008 ruling, which directed ITA to eliminate the 1.5 cent TIC charge and reduce the local switching charge to 2.4435 cents per minute to mirror the NECA No. 5 Tariff. The Board gave ITA 30 days, or until February 9, 2009 to file the new tariff, upon which date the new rates would be effective. Also in the Order, the IUB rejected the carriers' request that companies who concur in ITA's tariff give the interexchange carriers retrospective refunds back to summer of 2007. The IUB also did not order refunds back to the original June 29, 2008 effective tariff date. ITA filed the revised ITA Access Tariff No. 1 on January 30, 2009, which deleted the 1.5 cent transport interconnection charge and reduced the local switching rate to $.02808, which mirrored the NECA Tariff effective on July 1, 2008. The net effect was a 2.7 cent decrease per minute of intrastate access traffic, which as noted previously will decrease Breda's revenue by more than $200,000 per year. No intrastate tariff that would mirror the other elements of the NECA interstate access rate has been filed in response to the July 1, 2008 interstate filing at the FCC.

Breda believes that it is extremely likely that the IUB could again reduce intra-state access rates by eliminating the 3-cent carrier common line rate element, and if that occurs, it will have a negative impact on Breda's operating income, with an additional decrease in access revenue of more than $200,000 per year.

Universal service funding is also an important part of Breda's consolidated revenues, and the regulation of universal service funding by the FCC is another area of material risk to Breda and its subsidiaries. The universal service funds are also now being paid to more telecommunications providers than in the past. Breda anticipates that there may be changes in the future on how universal service funds are disbursed among the numerous eligible telecommunications providers.

In August 2005, the FCC opened an extremely broad comment proceeding on Universal Service Funding (USF), in which it sought input on a variety of specific USF proposals offered by members of the Federal-State Joint Board on Universal Service. State industry associations have been meeting with FCC staff members and with various Washington legislative staff members to discuss proposed legislation preserving and improving USF, including how funds are expended and assessing levels of broadband deployment in Iowa. The issues at stake are both on how the revenue is assessed and generated for the USF, and the criteria for the disbursement of funds from the universal service pool. Some of the suggested changes on the revenue side of the debate would be to have all current entities paying into the USF continue to pay into the fund; have any service provider that uses telephone numbers, IP (Internet Protocol) addresses or their functional equivalents to provide real-time voice communications pay into the fund; and any provider that offers a network connection for a fee to the public, including DSL, cable modem connections, WiMax and broadband over power lines, pay into the fund. This would increase the revenue base to more than just carriers providing telephone line services.

On the disbursement side, some proposals would limit the number of eligible telecommunication carriers by specifying the criteria that must be met by recipients, including that the provider must provide service throughout their service area; remain functional in emergency situations; and satisfy both consumer protection and service quality standards. Unlike present USF payments, the proposals include that USF payments would allow recovery based on actual costs, rather than the incumbent carrier's costs.

On August 29, 2008, NECA filed its 2009 Modifications of the Average Schedule USAC High Cost Loop (HCL) support formula for companies that have less than 700 access lines per exchange. These revisions are made each year, but the projected 2009 impacts were much greater than previous years and will have more of a negative effect on average schedule companies, such as Breda. Modifications are scheduled to take effect January 1, 2009. During each year the capped National Average Cost Per Loop (NACPL) adjusts upward because of quarterly data submissions by cost companies. Because of this upward adjustment in the NACPL, which serves as a base to determine the HCL for average schedule companies such as Breda, the payments to average schedule companies for all months of the year are reduced. Although cost per loop values for most of the average schedule companies are projected to increase, the payments to average schedule companies will be reduced, due to the cap on payments. The estimated HCL support paid to rural companies in 2009 is expected to decrease by $13.3 million. Breda is expecting a decrease in its HCL support payments for 2009 of $213,924, or 49.45%. Breda is expecting a decrease in its local switching support payments for 2009 of $17,314, or 8.16%.

On May 1, 2008, the FCC voted in favor of an interim cap on payments to competitive eligible telecommunications carriers under the USF High Cost funding program. Most CETC recipients are wireless carriers, and the FCC is attempting to slow the growth of payments to CETC's, which have grown from approximately $1.5 million in 2000 to more than $1 billion in 2007. On July 2, 2008, the Federal Register published the FCC order adopting an interim cap on USF payments to CETCs. The order become effective on August 1, 2008, and is still in place as of the date of this annual report.

Breda believes that federal universal service fund criteria will continue to change but is unable to determine estimated time frames or estimated financial ramifications of all of the provisions as of the date of this annual report. Because of the decrease in intrastate access rates implemented by the IUB on February 7, 2009, and the changes being implemented on the federal level with the federal universal service fund, Breda and its representative industry members are studying the feasibility of a state universal service fund. Because of the preliminary nature of these discussions, Breda is not able to estimate what financial ramifications, if any, could come from such a fund.

Phantom traffic is another issue related to intercarrier compensation. Studies have shown that a sizable portion (sometimes up to 20-30%) of traffic now terminating on ILEC switches is being delivered in a form in which billing information is absent, lost, stripped or altered. Studies have also shown that ILEC's, such as Breda, could be losing between 10-15% of revenue as a result of phantom traffic. Another problem is that even when the originating service provider of the phantom traffic is discovered, it is difficult to get proper payment from the provider, in part because there are no penalties imposed for failing to make payment. In November 2006, supporters of the Missoula Plan filed a proposal for a uniform process for the creation and exchange of call detail data to be implemented as part of an interim phantom traffic solution. The proposal sets forth standards and details responsibilities by which carriers are to create call detail records and call summary information, as well as applicable charges for the records. The FCC has put this proposal out for public comment. Breda and other carriers believe that penalty and arbitration provisions should also be implemented in addition to the proposed "truth in labeling" requirements. The Iowa Telecommunications Association "Qwest Committee" is also working with Qwest to address the issue of phantom traffic that traverses its network, and for which Qwest refuses to pay terminating access charges to ILEC's. No final resolution had come out of these efforts as of the date of this annual report.

Beginning in late 2006, AT&T began withholding payment of access charges from many of the Iowa ILECs and CLECs that provided conference-bridging services because AT&T thought the ILEC and CLEC access charges and traffic volumes were too high. Within a matter of weeks, Qwest, Verizon, Sprint and AT&T Wireless also began to withhold payment of access charges. In response, and consistent with the FCC's explicit orders on this matter, seven of the Iowa ILECs filed a collection action in federal district court for collection of these charges.

Breda is not a party to any of these lawsuits or collection actions, and was being paid for conference bridging services by most carriers until mid year 2007. Beginning in May 2007, and continuing through the date of this annual report, BTC, Inc. began to receive dispute notifications from the various major interexchange carriers disputing the volume of minutes and disputing interstate and intrastate switched access charges billed by BTC, Inc. to them. BTC, Inc. has contacted legal counsel for assistance in its collection actions against Verizon Business, Sprint, AT&T and Qwest. In addition to working with legal and industry consultants on collection actions, BTC, Inc. is also monitoring the outcome of the various court proceedings in Iowa, Minnesota, and New York, as well as oral arguments and proceedings before the FCC and the Iowa Utilities Board. While BTC, Inc.'s situation is not identical to these proceedings, some of the rulings will be applicable to BTC, Inc.'s situation. The FCC has ruled in prior cases involving carrier non-payment of access charges that carriers could not take these kinds of "self-help" actions and could not block traffic traversing their networks.

On October 2, 2007, the FCC issued an Order granting in part and denying in part the complaint filed by Qwest Communications against Farmers and Merchants Mutual Telephone Company of Wayland, Iowa. The FCC found that the telephone company had not acted unlawfully by imposing interstate access charges for conference bridge services. While the FCC ruled that the telephone company did generate an excessive rate of return, the telephone company's tariff was found to be lawful under the Telecommunications Act, and therefore Qwest could not recover damages. Qwest filed a Petition for Partial Reconsideration of the FCC's order on November 1, 2007, and the FCC issued an Order on January 29, 2008 granting in part Qwest's request to have Farmers produce certain documents that it had produced in a related proceeding before the IUB. The FCC also granted Qwest's petition for additional FCC proceedings to consider the relevance of that new evidence. BTC, Inc. anticipates continued rulings and decisions on many of these outstanding cases and proceedings within six months.

On October 2, 2007, the FCC also published a rulemaking proceeding to investigate cost and tariffing issues raised by allegations that some rural local exchange carriers are experiencing significant increases in access demand, resulting in unreasonable access rates. The FCC is seeking comment on several possible approaches to address alleged access stimulation strategies. One proposal being considered would require carriers to file revised tariffs if demand increased beyond a threshold level. The FCC is requesting information on rate-of-return ILECs, such as Breda, Prairie Telephone and Westside Independent, price-cap ILECs, and CLECs such as BTC, Inc. No final determinations have been made as of the date of this annual report.

On May 29, 2008, Verizon filed a complaint with the IUB against BTC, Inc. alleging violations of the terms, conditions, and application of the intrastate tariffs of BTC, Inc. regarding its conference bridging services. Breda's legal counsel is in rate negotiations with Verizon , and the referenced case is also proceeding as negotiations are taking place. Breda and AT&T settled their rate negotiations when a Settlement Agreement and Release was signed by both parties on December 22, 2008. Breda anticipates initiating rate negotiations with each of the individual carriers during the 2009 year.

Another access revenue challenge faced by Breda and its counterparts in the industry has been the amount of traffic coming over Qwest's facilities which is considered unbillable.

Breda and other Iowa ILEC's received a letter from Qwest dated February 9, 2007 outlining a change in its billing systems effective April 1, 2007. Under the new billing system, Qwest will pay terminating charges to ILECs and Iowa Network Services for Qwest's own intraLATA retail toll, but will dispute any billings for all other traffic. Qwest will make payment based on Qwest's toll call detail. Iowa Network Services will receive the new Qwest toll records for all of the independent telephone companies utilizing Iowa Network Services. Qwest will also provide the Iowa Telecommunications Association's "Qwest Traffic" committee with reports for analysis to attempt to identify carriers which are delivering traffic through Qwest but for which Qwest is refusing to pay terminating charges to the ILEC. Qwest has implemented this process and continues to dispute any billings for traffic that traverses their facilities but is not identifiable to the ILECs.

Breda's other primary source of consolidated revenue is generated from Tele-Services' cable business. Tele-Services' operating revenues are generated primarily from monthly fees for basic and premium cable services provided to its cable subscribers. Tele-Services' main competition at the time of the preparation of this annual report was from satellite dish providers. The FCC has allowed satellite dish providers to provide local channels since 1999, which had an adverse effect on Tele-Services because its ability to provide local channels was, in the past, one reason subscribers might choose Tele-Services' cable services over a satellite dish. Other rulings and decisions by the FCC are possible, and may provide satellite dish or other providers with equal or greater advantages than Tele-Services, which could result in further adverse effects on Tele-Services' business. The telecommunications and cable industries are also continually changing, and technological advances may provide Tele-Services subscribers with other options which could have material adverse effects on Tele-Services. Tele-Services is also faced with a declining population base in its service areas, which results in a lower potential customer base.

Another issue faced by Tele-Services is that the companies which provide programming licensing to cable services providers are requiring the cable services providers to include particular channels on their systems as a condition of receiving a programming license. Tele-Services anticipates that it will continue to need to upgrade its plant, equipment and cables in order to add more channel line-ups so that it will continue to be able to obtain programming licenses and in order to stay competitive.

A significant increase in programming costs began January 1, 2009, when the "must-carry", three-year contracts for commercial television stations ended. According to FCC rules, commercial television stations are required to make elections between retransmission consent and must-carry status. The FCC required that the original elections were made by June 17, 1993, and subsequent elections were made at three-year intervals with the election to be made by October 1st, and an effective date of January 1st. The most recent three-year period ended on December 31, 2008, but Tele-Services was notified prior to the October 1, 2008 date, that most all of the commercial television stations were electing retransmission status for the three-year period beginning January 1, 2009, and as part of that status, that retransmission agreements would need to be negotiated and signed in order to continue carriage of these stations after January 1, 2009. By the stations electing retransmission status, Tele-Services is now required to pay these stations a per subscriber fee per month, or quarterly, or annually, to carry these stations. These are new programming charges that were not present in the past when the stations had been designated as "must-carry" stations. Tele-Services completed all negotiations with the commercial television stations by the January 1, 2009 date, and the additional cost to provide the same line-up of commercial televisions stations averaged between $1.35 to $2.20 per customer per month depending on the location of the cable TV system and the stations included in the channel line-up.

The Deficit Reduction Omnibus Reconciliation Act of 2005 included the digital television transition legislation. The Act established February 17, 2009 as the deadline for broadcasters to transition from analog to digital spectrum, but in February 2009, Congress passed a bill, which President Obama signed, that postponed the DTV transition until June 12, 2009. All of Tele-Services' cable service systems are analog systems. Tele-Services has installed the equipment in each of its cable TV communities to receive and convert the digital signal to an analog signal, and is in compliance with all requirements of the Deficit Reduction Omnibus Reconciliation Act of 2005. If Tele-Services were to provide total digital transmission of all programming, it would require significant upgrades to Tele-Services' plant, equipment, and cables. As noted previously, Tele-Services is actively pursuing the sale of eight of its remaining thirteen communities. It turned down three of its smallest communities in second quarter 2008, and sold two additional communities in the fourth quarter 2008.

The State of Iowa passed a Statewide Cable Franchise Bill on May 30, 2007 with an immediate effective date. The utilities division of the Iowa Department of Commerce will now issue franchises. A competitive provider must notify the communities it intends to serve. At that time, an incumbent operator with an active local franchise can decide whether to also seek a state franchise. The Department will have 15 days to award the franchises, which will be for a term of 10 years. Competitive providers will have to pick up a portion of the basic maintenance of current, noncommercial institutional networks, but municipalities will have to take over that cost after 10 years. This bill allows incumbent cable providers to utilize the current franchising process, or, upon expiration of their local franchise, to opt in to the state-issued franchise. New cable providers can chose to use either the state or a local franchise. The legislation caps the franchise fee for a new market entrant under the state franchise at the lower of the same percentage as the incumbent provider or five percent of gross revenues. The legislation also requires competitive cable providers under the state franchise to provide the same amount of public, education and government access (PEG) channels as an incumbent provider, and to pay PEG fees if the incumbent is paying PEG fees. In the state franchise, build-out requirements are eliminated and cities maintain control over rights-of-way.

BTC utilized the Statewide Cable Franchise Bill by filing an Application for Certificate of Franchise Authority with the IUB on March 19, 2009. BTC is seeking franchise authority to provide video services to the city of Carroll, Iowa as part of its fiber-to-the-home project. As indicated previously, BTC received RUS release of funds approval on March 13, 2009 for this project.

Other miscellaneous sources of revenue are discussed in the financial statements included at the end of this annual report.

The following table reflects, on a consolidated basis for Breda and its subsidiaries, the approximate percentage of Breda's and its subsidiaries' aggregate revenue which was derived from the three segments described above and from investments as of the close of each of the past three fiscal years:

	2008	2007	2006
Local exchange carrier (1)	85.8%	86.9%	84.4%
Broadcast (2)	6.8%	6.8%	8.4%
Internet service provider (3)	7.4%	6.3%	7.2%
	100.0%	100.0%	100.0%

(1) This segment includes (i) flat monthly fees charged to subscribers by Breda, Prairie Telephone, Westside Independent and BTC, Inc. for basic local telephone services, (ii) universal services funding amounts and access charges payable by long distance carriers for intrastate and interstate exchange services provided to those long distance carriers, (iii) fees from long distance providers for billing and collection services for long distance calls made by subscribers, (iv) per minute rates and calling plans rates for long distance services, and (v) monthly cellular commissions, advertising fees, and miscellaneous revenues.

(2) This segment includes monthly fees charged for basic and premium cable services.

(3) This segment includes monthly fees charged for Internet services.

Twelve months ended December 31, 2008 Compared to Twelve months ended December 31, 2007

OPERATING REVENUES

The following table sets forth the components of Breda's revenues for the twelve months ended December 31, 2008, compared to the same period in 2007.

	Years Ended December 31,		Change	
	2008	2007	Amount	Percent
OPERATING REVENUES				
Local Exchange Carrier				
Local network services	$ 935,396	$ 917,101	$ 18,295	2.0%
Network access services	7,892,827	6,428,950	1,463,877	22.8%
Long distance services	269,347	315,704	(46,357)	-14.7%
Cellular services	1,725,510	1,561,915	163,595	10.5%
Billing and collection services	12,230	11,284	946	8.4%
Uncollectibles	(2,750,042)	(328,979)	(2,421,063)	-735.9%
Miscellaneous	191,791	203,788	(11,997)	-5.9%
	$ 8,277,059	$ 9,109,763	$ (832,704)	-9.1%
Broadcast Services	$ 651,163	$ 711,461	$ (60,298)	-8.5%
Internet services	$ 713,359	$ 658,653	$ 54,706	8.3%
	$ 9,641,581	$ 10,479,877	$ (838,296)	-8.0%

There was a decrease in total operating revenues for the twelve-month period ended December 31, 2008 (when compared to the twelve-month period ended December 31, 2007) of $838,296, or 8%.

Local Exchange Carrier Services – ($832,704)

Local exchange carrier services revenues accounted for 85.8% of all operating revenue in the twelve-month period ended December 31, 2008. There was a $832,704, or 9.1%, decrease in local exchange carrier services revenues for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007.

Local network services revenues increased $18,295, or 2%, for the twelve months ended December 31, 2008, as compared to the same period in 2007, primarily because of the increased number of customers taking phone service from Breda in its CLEC town of Carroll, Iowa. Breda's long distance services revenue decreased $46,357, or 14.7%, for the twelve months ended December 31, 2008, as compared to the twelve-month period ended December 31, 2007. Breda has experienced the same industry-wide trend whereby subscribers are utilizing their package of minutes on their cell phone plans to make more of their long distance calls instead of using their long distance service through their local telephone provider such as Breda.

Network access services increased $1,463,877, or 22.8%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007. This increase mainly resulted from increased terminating access revenues generated from traffic delivered to Breda's conference bridges in Carroll, Iowa. Breda has contracted with conference bridge vendors for the transport of long distance calls over Breda's networks. Breda began billing for these services in September 2006, and began billing for additional conference bridge services in March 2007. Breda's conference bridge services generated approximately $4,957,310 of access revenue for the twelve-month period ending December 31, 2008, compared to approximately $3,055,159 for the twelve-month period ending December 31, 2007. Network access services revenue no longer includes originating and terminating access revenues received on toll traffic generated by Breda's Internet service subscribers in Breda's southern Iowa exchanges to reach Breda's Internet service equipment in Breda, Iowa. During 2008, Breda upgraded its network to use Ethernet to provide its Internet services to most of its subscribers. This method of provisioning does not generate access revenue. For the twelve-month period ended December 31, 2007, Internet customers had generated $230,762 in access revenue. During 2008 Breda was able to offer high speed Internet services to most of its dial-up customers. Many customers switched to Breda's high speed Internet services, which is not provisioned with the use of the toll traffic network, so while Breda experienced an increase in its Internet service revenues, it did cause a decrease in Breda's network access services revenue. Breda's access revenue has also increased because of its increased customer base, and particularly the Carroll, Iowa, CLEC customer base, taking its long distance services. These customers generate access revenue when they use Breda's networks to make long distance calls.

Cellular services increased $163,595, or 10.5%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007. The overall number of customers served between the two years increased 9.7%, and there was a corresponding increase in the amount of commissions received on the cellular services sold and an increase in cellular equipment sales for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007.

Uncollectibles decreased $2,421,052, or 735.9%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 2007. This decrease is mainly attributable to a $2,498,747 allowance for doubtful interexchange carrier accounts taken by Breda for estimated uncollectible conference bridge network access revenue. Other than the complaint Verizon filed with the Iowa Utilities Board on May 29, 2008, Breda is not a party to any legal action with any carriers but Breda is working to receive payment on some of its conference bridge access minutes. Breda set up the allowance because historically carriers have received concessions in payment disputes, which allow them to pay only a portion of what they owe to telephone companies.

Miscellaneous revenue decreased $11,997, or 5.9%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 2007. The main components of miscellaneous revenue were the receipt of rent from other telephone companies or industry carriers for the lease of capacity over fiber optic rings owned by Breda, or owned jointly with neighboring telephone companies, and the receipt of switching services revenue. Billing and collection revenue increased slightly but remains an overall decreasing revenue stream since most carriers now bill for their own long distance services instead of paying a carrier, such as Breda, to bill these services for them. Industry guidelines no longer allow payment for the provisioning of tandem services to neighboring telephone companies so these companies rerouted traffic that was previously tandemed by Breda. Effective August 15, 2007, Breda no longer provided and received payment for these services which resulted in a decrease in revenue.

Broadcast Services – ($60,298)

Broadcast services decreased $60,298, or 8.5%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007. Breda's subsidiary, Tele-Services, continues to lose customers and to face stiff competition from satellite providers, who are able to provide extensive channel line-up packages, and who are now able to also include local channels in their package offerings. Another factor faced by Tele-Services is the declining population base in the small rural communities served by Tele-Services. Tele-Services discontinued operations in three of its small cable TV communities in the second quarter of 2008. The Iowa communities whose cable TV services were discontinued were Bayard, Lohrville and Thurman. Tele-Services also sold its cable TV properties in the Iowa communities of Churdan and Grand Junction in the fourth quarter of 2008. Tele-Services is actively pursuing the sale of eight of its remaining thirteen cable TV properties.

Internet Services – $54,706

Internet services revenue increased $54,706, or 8.3%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007. Breda has experienced a 40.7% increase in its high speed Internet customer base when comparing the two periods, which has offset the decrease in Breda's dialup Internet customer base. The decrease in dialup Internet customers is the result of the intense competition by multiple suppliers in the Carroll, Iowa market area, and the migration of customers to high speed Internet because of an overall decrease in the price for high speed Internet. Breda is gaining high speed Internet customers in the Carroll, Iowa area because BTC, Inc. is offering bundled services packages that include Internet services, as well as local telephone and other communication services. On November 1, 2008, Breda implemented both lowered rates and increased bandwidth for its residential customers in Carroll, Iowa. All current customers receiving 256K on that date began receiving 1 MB of bandwidth, and all customers receiving 1 MB of bandwidth began receiving 3 MB of bandwidth on that date. On November 1, 2008, residential pricing for 1 MB of service dropped from $47.99 per month to $29.99 per month. Breda had last adjusted its Internet services pricing in May 2007 when Breda had consolidated its high-speed Internet offering into two price and bandwidth options. Breda continues to face intense competition by multiple suppliers in the Carroll, Iowa market area.

OPERATING EXPENSES

The following table sets forth the components of Breda's operating costs for the twelve months ended December 31, 2008, compared to the same period in 2007.

	Years Ended December 31,		Change	
	2008	2007	Amount	Percent
OPERATING EXPENSES				
Cost of services	$ 5,197,522	$ 5,271,344	$ (73,822)	-1.4%
Depreciation and amortization	973,789	1,016,247	(42,458)	-4.2%
Selling, general and administration	2,360,566	2,227,901	132,665	6.0%
	$ 8,531,877	$ 8,515,492	$ 16,385	0.2%

Cost of Services – ($73,822)

Cost of services decreased $73,822, or 1.4%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007. Plant specific operations, which decreased $101,918, or 4.2%, was mainly attributable to a decrease in fiber lease expense and a decrease in plant repairs and maintenance. Both of these decreases are attributable to the upgrade of Breda's network during 2008, and the installation of new meta-switches in four of its exchanges. Plant nonspecific operations increased $18,412, or 5.1%, and was mainly attributable to increased postage, utility, and provisioning costs. Long distance provisioning costs increased $25,651, or 12.9%, and reflects the increased rate per minute costs that Breda must pay to its brokers to provide long distance services to its customers. These rates are reflective of the somewhat higher access rates that the underlying carriers must pay in Iowa. Cellular provisioning costs increased $155,108, or 13%, and reflect the increased cost of equipment and accessories to serve the 9.7% increase in the cellular customers base in 2008 when comparing to the twelve-month period ended December 31, 2007. Internet provisioning costs decreased $181,671, or 28.5%, and resulted from Breda's upgrade of its network and its ability to provision its Internet services over Ethernet, which not only allows Breda to provision at a lower cost but because of its increased bandwidth capabilities, Breda can provision many more customers on these facilities without having to expand its capacity. Breda's cost of nonregulated services decreased $6,705, or 11.5%, and is attributable to the decreased number of key systems sold during the twelve months ended December 31, 2008, when compared to the twelve month period ended December 31, 2007.

While Tele-Services' overall customer growth for Tele-Services' cable TV services continued to decline, its programming fees increased $17,301, or 4.1%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007. Even though Tele-Services is a member of an industry programming purchasing group, it continues to see significant increases in the programming rates paid by Tele-Services in order to offer its cable TV offerings.

Depreciation and Amortization –($42,458)

Depreciation and amortization expense decreased $42,458, or 4.2%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007. While Breda is now depreciating over $1,000,000 in new plant assets for a switch in its CLEC operations, for Emergency Alert Equipment in its cable TV operations from 2006, for a new operating software support system, network upgrades, and new and upgraded Internet service facilities from 2007, many of its 2008 capital improvements such as the four meta-switches did not become operational until close to year-end 2008. A significant portion of Breda assets is becoming depreciated in full, which offsets the depreciation for new assets being placed in service. Breda anticipates a significant increase in its depreciation expense in 2009 as many of 2008's capital projects become operational.

Selling, General and Administration – $132,665

Selling, general and administration expenses increased $132,665, or 6%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007. Property and general taxes decreased $9,370, or 4.4%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007. Corporate operations increased $110,817, or 9.4%, during the twelve-month period ended December 31, 2008, when compared to the same period in 2007, because of increased legal and consulting fees in 2008. Breda had legal and consulting fees associated with strategic planning opportunities regarding its investment in Alpine Communications, L.C., Hilbert Communications, LLC, the 700 MHz auction as well as its strategic planning for its own operations. Customer operations increased $31,218, or 3.7%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007, and mainly resulted from increased wages and benefits effective during 2008, and the increased advertising expenses for the roll-out and upgrade of Breda's Internet and other service offerings.

OTHER INCOME (EXPENSE)

The following table sets forth the components of other income (expense) for the twelve-month period ended December 31, 2008, compared to the same period in 2007.

	Years Ended December 31,		Change	
	2008	2007	Amount	Percent
OTHER INCOME (EXPENSE)				
Interest and dividend income	$ 442,973	$ 486,217	$ (43,244)	-8.9%
Gain or (Loss) on sale of investments	6,018	68,058	(62,040)	-91.2%
Gain on disposal of assets	15,561	13,958	1,603	11.5%
Interest expense	(77,354)	(91,871)	14,517	-15.8%
Income from equity investments	1,750,682	1,447,478	303,204	20.9%
Loss on impairment of note receivable	(445,253)	-	(445,253)	-100.0%
Other, net	(43,477)	(43,965)	488	1.1%
	$ 1,649,150	$ 1,879,875	$ (230,725)	-12.3%

Interest and Dividend Income. Interest and dividend income decreased $43,244, or 8.9%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007. This decrease in interest and dividend income was due to the decreased investments in both temporary investments and marketable securities on which Breda generates interest income. Two of Breda's subsidiaries, Prairie Telephone and Westside Independent, received dividends totaling $67,011 from their investment in Iowa Network Services during the twelve-month period ending December 31, 2008, and for which the corresponding income during the twelve-month period ended December 31, 2007 was $49,115. Breda also generates interest income on its outstanding notes receivable.

Gain or (loss) on sale of investments. The $6,018 gain on sale of investments for the twelve-month period ended December 31, 2008, is a combination of the net gains and losses on the redemption of temporary investments. The $68,058 gain on sale of investments for the twelve-month period ended December 31, 2007, is a combination of a $97,100 gain on the sale of Prairie Telephone's investment in Desktop Media, LLP and the net gains and losses on the redemption of temporary investments.

Gain or (loss) on disposal of assets. The $15,561 gain on disposal of assets for the twelve-month period ended December 31, 2008 represents the gain from the sale or trade-in of service vehicles and generators, the gain on the sale of cable TV properties, and the retirement of the Lidderdale switch. The $13,958 gain on disposal of assets for the twelve-month period ended December 31, 2007 represents the gain from the sale or trade-in of service vehicles, and the gain on the sale of a small parcel of land, and a small central office building, in Farragut, Iowa.

Interest Expense. The $14,517, or 15.8%, decrease in interest expense for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007, is the result of the reduction of the Rural Telephone Finance Cooperative loan balance on which interest is calculated because of the payment of the scheduled principal payments on the loan. The interest rate on the RTFC loan was fixed at 7.35% for a 10-year period. The ten-year period ended July 17, 2008, and the RTFC loan reverted to a variable rate loan on that date. Interest accrued at the rate of 6.5% for the time period July 17, 2008 through September 30, 2008, and accrued at the rate of 7.0% for time period October 1, 2008 through December 31, 2008.

Income from Equity Investments. Income from equity investments increased $303,204, or 20.9%, for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007. The equity investments income shown on Breda's financial statements is Breda's pro-rata share of the net income or net loss of each equity investment, based on Breda's percentage of ownership in each equity investment. The increase in equity investments income reported on Breda's income statement for the twelve-month period ended December 31, 2008 is a reflection of the net increases and decreases in the net income of Breda's equity investments. Most of Breda's equity investments are in cellular partnerships. Some of these cellular investments now receive universal service funding which has increased their overall operating revenue. An additional source of income from equity investments arises from Breda's ownership interest in Alpine Communications, L.C., an operating telephone company in northeastern Iowa, and in Bug Tussel, LLC, a wireless cell site provider, and in Spiralight Network, LLC, a fiber optic network provider in rural areas of Wisconsin and Illinois.

Loss on Impairment of Note Receivable. The $445,253 loss on impairment of note receivable for the twelve-month period ended December 31, 2008, represents an impairment recorded against Breda's note receivable from Spiralight Network, LLC, for which there is not corresponding entry during the twelve-month period ended December 31, 2007.

Other, net. The $488, or 1.1%, increase in other net income for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007, is mainly attributable to decreased partnership-related costs.

Income Tax Expense. Income taxes decreased $535,631, or 39.2%, for the twelve-month period ended December 31, 2008, when compared to the same period in 2007. The effective tax rate in 2008 is 30.5%, compared to a 35.5% tax rate in 2007. The effective tax rate differs from the U.S. statutory rate due to state income taxes, and the proportion of income from investments, which are exempt from income tax.

Net Income. Net income decreased $549,775, or 22.1%, for the twelve-month period ended December 31, 2008, when compared to the same period in 2007.

Liquidity and Capital Resources at Twelve Months Ended December 31, 2008.

Breda's short-term and long-term liquidity requirements arise primarily from the following: operations and working capital requirements; capital expenditures; interest payments on the long term financing from the Rural Telephone Finance Cooperative; dividend payments on Breda's common stock; redemption of Breda's common stock; and potential industry-related acquisitions or investments.

Breda intends to fund the operations, working capital requirements, capital expenditures, interest payments, dividend payments, and stock redemptions from cash from operations. Breda also intends to fund any smaller industry-related acquisitions or investments from cash from operations. Breda received approval on March 13, 2009 for funds release on a $10,000,000 broadband loan from the RUS. Breda plans to use this funding for the fiber optic network build-out in Carroll, Iowa, during the 2009, 2010 and 2011 construction seasons. For the twelve months ended December 31, 2008 and 2007, cash provided by operating activities was $2,772,282 and $3,099,063, respectively.

To fund any significant future acquisitions or investments, Breda would consider the redemption of its short-term and long-term marketable securities investments; the use of its revolving lines of credit with the Rural Telephone Finance Cooperative; or as noted previously, the addition of long-term debt from industry lenders. Breda presently has an unused line of credit with the Rural Telephone Finance Cooperative of $1,500,000, and Prairie Telephone has an unused line of credit with the Rural Telephone Finance Cooperative of $500,000. Breda's believes that its present revenues would be able to sustain the costs of additional debt if the need arose. All potential acquisitions or investments will, however, be evaluated on their own merits for, among other things, potential cash and revenue production, and if the potential return on investment will be sufficient to incur the additional debt.

Breda has historically funded its operations and capital expenditure requirements primarily from cash from operations. The following table summarizes Breda's short-term liquidity, as of December 31, 2008, and December 31, 2007.

	As of	
	December 31, 2008	**December 31, 2007**
Short-Term Liquidity		
Current Assets	$ 6,559,666	$ 4,342,424
Current Liabilities	2,076,864	1,544,835
Net Working Capital	$ 4,482,802	$ 2,797,589
Cash and Cash Equivalents	$ 1,237,007	$ 1,104,327
Short Term Marketable Securities	$ 604,435	$ 480,311
Available on Line of Credit	$ 2,000,000	$ 2,000,000

Current assets increased $2,217,242, or 51.1%, for the year ended December 31, 2008, when compared to the year ended December 31, 2007, and was due mainly to three items. The first was the $256,804 increase in cash, cash equivalents, and marketable securities. The second was the $1,550,374 increase in accounts receivable, which was due to unpaid conference bridge access services (as discussed previously, Verizon, Sprint, Qwest and other carriers are refusing to pay for these services). The third was the $704,301 increase in deferred income taxes. An increase in Breda's book to tax differences for items such as bonus depreciation used for tax purposes on its significant capital improvements of the four meta-switches and the network upgrades increased the deferred income taxes. Breda had a $660,624 decrease in the current portion of Breda's notes receivable. At December 31, 2008, Breda held a $519,012 promissory note, less allowance of $445,253, from its unconsolidated affiliate, Spiralight Network, LLC, which earns interest at the rate of 8.5% per annum. At December 31, 2007, Prairie Telephone held a $480,000 note receivable from Jaguar Communications, Inc. earning interest at the rate of 4.81%, and which was acquired with Prairie Telephone's sale of its interest in Desktop Media, LLC in September 2007. Breda also held a promissory note from Spiralight Network, LLC at December 31, 2007 in the amount of $480,000. The Jaguar Communications, Inc. note was paid in full as of December 31, 2008.

Current liabilities increased $532,029, or 34.4%, for the year ended December 31, 2008, when compared to the year ended December 31, 2007. Accounts payable increased $901,390, or 106%, when comparing the two periods, which is mainly attributable to an increase in the amount incurred as of December 31, 2008 for the provisioning of conference bridge services as compared to the amounts incurred for those services as of December 31, 2007. Other increased accounts payable resulted from construction projects and associated consulting fees. Accrued taxes decreased $390,660, or 100%, for the year ended December 31, 2008, when compared to the year ended December 31, 2007. The accrued taxes decrease was primarily the result of the decrease in federal and state income taxes payable resulting from the decreased revenue received in the AT&T conference bridge settlement agreement.

The following table summarizes Breda's sources and uses of cash for the twelve months ended December 31, 2008 and 2007.

	For the Years Ended December 31,	
	2008	**2007**
Net Cash Provided (Used)		
Operating Activities	$ 2,772,282	$ 3,099,063
Investing Activities	(2,166,239)	(2,343,043)
Financing Activities	(473,363)	(429,401)

For the twelve months ended December 31, 2008 and 2007, cash provided by operating activities was $2,772,282 and $3,099,063, respectively.

Cash used in investing activities decreased $176,804 for the twelve-month period ended December 31, 2008, when compared to the twelve-month period ended December 31, 2007. Capital expenditures for the twelve-month period ended December 31, 2008 were $2,763,756, and were $1,319,496 for the same period in 2007. The purchase of equity investments in Alpine Communications, LC and Swisher Telephone was $1,422,000 for the twelve-month period ending December 31, 2008, and was $169,412 for the twelve-month period ended December 31, 2007. The purchase of marketable securities was $419,433 for the twelve-month period ended December 31, 2008, and was $2,040,367 for the twelve-month period ended December 31, 2007. Proceeds from the sale of marketable securities to fund the capital improvements was $2,192,168 in the twelve-month period ended December 31, 2008, and was $1,574,000 in the twelve-month period ended December 31, 2007.

Cash used in financing activities was $473,363 for the twelve-month period ended December 31, 2008, and $429,401 for the twelve-month period ended December 31, 2007. During the twelve-month period ended December 31, 2008, cash was used to repay $187,710 of long term debt, to pay dividends to the shareholders of $8 per share totaling $246,808, and to redeem common stock for $38,845. Breda used cash during the twelve-month period ended December 31, 2007 to repay $175,729 of Rural Telephone Finance Cooperative long term debt, to pay dividends to shareholders of $7 per share totaling $217,112, and to redeem common stock for $36,560.

Long Term Debt

As of December 31, 2008, Breda had outstanding $951,495 of long-term debt with the Rural Telephone Finance Cooperative. This debt carried a fixed rate of interest of 7.35% until July 17, 2008, at which time the debt reverted to a variable rate loan. The interest rate from July 17, 2008 to December 31, 2008 ranged from 6.5% to 7% per annum. Substantially all of the assets of Breda are pledged as security for the long-term debt. The Rural Telephone Finance Cooperative notes are to be paid in equal quarterly installments covering principal and interest until paid in full by the year 2013.

The security and loan agreements underlying the Rural Telephone Finance Cooperative notes contain certain restrictions on distributions to stockholders, investment in or loans to others, and payment of management fees or an increase in management fees. Breda is restricted from making any distributions, except as might be specifically authorized in writing in advance by the Rural Telephone Finance Cooperative note holders, unless Breda's minimum net worth meets the minimum requirements set forth in the loan agreement, and distributions are limited to certain levels of prior year cash margins. Breda is also required to achieve a debt service coverage ratio of not less than 1.25 to 1 and a times interest earned ratio of not less than 1.5 to 1.

Obligations and Commitments

Breda's ongoing capital commitments include capital expenditures and debt service requirements. For the twelve months ended December 31, 2008, capital expenditures were $2,763,756.

Breda's contractual obligations as of December 31, 2008 are:

2009	$	200,507
2010		214,177
2011		228,779
2012		244,377
2013		63,655

Breda believes that cash provided by operations and current cash balances will be adequate to meet Breda's currently foreseeable operational, capital expenditure, and debt service requirements for its present operations. Breda's actual cash needs and the availability of required funding may, however, differ from Breda's expectations and estimates, and those differences could be material. Future capital requirements would depend on many factors, including, among others, the demand for Breda's services in Breda's existing markets and regulatory, technological and competitive developments.

Off-Balance Sheet Risk and Concentration of Credit Risk; Investment Policy

Breda has no off-balance sheet exposure or risk.

Breda has certain financial instruments, which could potentially subject Breda to concentrations of credit risk. The financial instruments consist primarily of trade receivables and cash and temporary cash investments.

Breda adheres to an investment policy for its marketable securities which allows investments in the following:

- Securities issued or guaranteed by the U.S. Government or its agencies.
- Corporate or municipal bonds rated "A" or better by a major rating service.
- Money market funds investing in U.S. Government, U.S. Agency or highly rated municipal securities.

Recent Accounting Pronouncement

In May 2008, The Financial Accounting Standards Board (FASB) issued a Statement of Financial Accounting Standards FAS No. 157 – Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, but for some entities, the application of the Statement would change current practice.

While the fair value concept has been in place for many decades, the FASB has deferred the use of fair value for all assets and liabilities, and currently only mandates it for financial assets and liabilities. The new required estimates are intended to provide investors with the value of an asset or liability on the measurement day, rather than reporting a value based on some future date, such as a future settlement or maturity date.

Whether and when fair value is required depends on the types of financial assets that are the subject of the accounting and, to varying degrees, the reporting entity's intent with respect to those assets. Fair value is used on an ongoing basis principally for derivatives, trading securities, and available-for-sale securities. Fair value also is used to recognize impairments, that is, declines in the value of financial assets in down markets. And while loans held for investment are subject to impairment, they are not necessarily written down to fair value, but more typically to the present value of expected future cash flows discounted at the loan's original effective interest rate.

Breda's marketable securities are held-to-maturity securities, not trading securities. Breda therefore reports the fair value of these bonds and securities as a footnote to its financial statements. The issuance of the Statement of Financial Accounting Standards FAS No. 157 – Fair Value Measurements had no effect on Breda's financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Guidance is provided on derecognition, classification, interest and penalties accounting in interim periods, disclosure and transition. FIN 48 requires that Breda recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 were effective as of the beginning of Breda's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Adoption of FIN 48 on January 1, 2007, had no effect on Breda's financial position, results of operations or cash flows.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and some of the officers of Breda are as follows:

Name	Age	Position(s)
Charles Thatcher	57	President and Director
Daniel Nieland	52	Vice President and Director
Rick Anthofer	52	Treasurer and Director
Neil Kanne	62	Secretary and Director
Clifford Neumayer	60	Director
Robert Buelt	50	Director
Dean Schettler	56	Director

Charles (Chuck) Thatcher has been a director of Breda since May, 2001. His current term as a director of Breda will end at the annual shareholders meeting which will be held in 2010. He has also served as a director of each of Breda's subsidiaries since May, 2001. Mr. Thatcher has served as the president of Breda and of each of Breda's subsidiaries since June 14, 2005. Mr. Thatcher has been an owner of Midwest Wholesale Building Products in Carroll, Iowa for over 20 years. Midwest Wholesale Building Products is a wholesaler/retailer of lumber, building products and materials.

Daniel Nieland has been a director of Breda since May 17, 2005, and his current term as a director will end at the annual shareholders meeting which will be held in 2008. Mr. Nieland has also served as a director of each of Breda's subsidiaries since May, 2005. Mr. Nieland has been self-employed as a farmer since 1978. He has served as a board member of Mt. Carmel Mutual Insurance Association in Breda, Iowa since 1988. Mr. Nieland has been serving as a Carroll County, Iowa Supervisor since January 2007.

Rick Anthofer has been a director of Breda since August, 2003. His current term as a director will end at the annual shareholders meeting which will be held in 2009. He has also served as a director of each of Breda's subsidiaries since August, 2003. Mr. Anthofer has served as the treasurer of Breda and each of Breda's subsidiaries since June 14, 2005. Mr. Anthofer has been the vice president of Breda Savings Bank, Breda, Iowa, since approximately September 15, 1999. He was an agricultural and commercial loan officer and an assistant vice president at Carroll County State Bank in Carroll, Iowa, for approximately 13 years prior to that time. Mr. Anthofer has been a member of the Breda, Iowa City Council since 1988.

Neil Kanne has been a director of Breda since May, 2004, and his term as a director will end at the annual shareholders meeting which will be held in 2010. Mr. Kanne has also been a director of each of Breda's subsidiaries since May, 2004. Mr. Kanne has served as the secretary of Breda and each of Breda's subsidiaries since October 30, 2006. Mr. Kanne has been self-employed as a farmer since 1970.

Clifford Neumayer has been a director of Breda since October, 2006, and his current term as a director will end at the annual shareholders meeting which will be held in 2009. Mr. Neumayer has also served as a director of each of Breda's subsidiaries since October, 2006. Mr. Neumayer was also a director of Breda from April, 1996 until May 17, 2005. He was the vice president of Breda and each of Breda's subsidiaries from May 7, 1996 until June 9, 2003, and the president of Breda and each of its subsidiaries from June 9, 2003 until June 14, 2005. Mr. Neumayer has been a self-employed farmer since 1970.

Robert Buelt has been a director of Breda since October, 2006, and his current term as a director will end at the annual shareholders meeting which will be held in 2009. Mr. Buelt has also served as a director of each of Breda's subsidiaries since October, 2006. Mr. Buelt was the clubhouse manager for Breda Golf Club, Ltd. from March 1, 1999 until November 1, 2001. Mr. Buelt has been employed as the assistant manager of the Carroll Car Credit Company since November 1, 2001, and has been the owner/operator of Buelt Hatchery and Storage since January 1, 1985. Carroll Car Credit Company helps individuals establish and reestablish credit to purchase vehicles available from Carroll Car Credit Company. Buelt Hatchery and Storage is a mini-storage unit facility.

Dean Schettler has been a director of Breda since May 22, 2008, and his current term as a director will end at the annual meeting of the shareholders which is held in 2011. Mr. Schettler has also served as a director of each of Breda's subsidiaries since May, 2008. Mr. Schettler was a director of Breda and each of Breda's subsidiaries from April, 1997 until October 25, 2006. He was the President of Breda and each of Breda's subsidiaries from May 11, 1998 through June 9, 2003, and he was the Vice President of Breda and each of Breda's subsidiaries from June 9, 2003 until June 14, 2005. Mr. Schettler was employed by Pella Corporation in Pella, Iowa from August, 1986 until April 27, 2007. He was a moulder technician until August 1997, and he was a production coordinator from that time until April, 2007. Pella Corporation is a window and door manufacturer. He has been the owner and president of Keystone Petroleum Products, LLC, d/b/a Sheppy's Short Stop in Breda, Iowa since April 27, 2007.

The number of directors for Breda is currently fixed at seven. Each director is elected to a three year term and until his or her successor is elected, or until his or her death, resignation or removal. The terms of the directors are staggered, so that three of the directors' terms expire in one year, two expire the next year, and two expire the following year. If an individual has served for three consecutive terms as a director, that individual must be off the board for at least one year before the individual can again be elected as a director. Each director of Breda must also be a Class A Common Stock shareholder of Breda, and a director will automatically cease to be a director if he or she sells or transfers all of his or her shares of Class A Common Stock. Each director must also be at least 18 years of age.

The officers of Breda are elected annually by the board of directors at its annual organizational meeting, and hold office until the next annual organizational meeting of the board of directors and until their respective successors are chosen or until their death, resignation or removal. The annual organizational meeting of the board of directors is the first regularly scheduled meeting of the board of directors which follows the annual shareholders meeting. Each officer, other than the chief executive officer, the chief operations officer and the chief financial officer, must also be a director of Breda.

The following three employees made significant contributions to Breda's business during 2007:

Name	Age	Position
Steve Frickenstein	57	Chief Executive Officer
Charles Deisbeck	42	Chief Operations Officer
Jane A. Morlok	55	Chief Financial Officer

Mr. Frickenstein became employed as the chief executive officer of Breda effective on July 1, 2006. Mr. Frickenstein served as a general manager of construction support for AT&T from May 1, 2000 through July 22, 2005. He provided various consulting services to Breda during the period of January, 2006 to June, 2006. Mr. Frickenstein has 36 years of experience in the telecommunications industry, and he began his career as a lineman for Illinois Bell. He has also had assignments in Europe and with Bell Labs in New Jersey.

Mr. Deisbeck became employed as the chief operations officer of Breda effective on July 1, 2006. Mr. Deisbeck was an operations manager at Choice One Communications in Milwaukee, Wisconsin, from September, 2000, to October, 2002. He served as the operations manager at Red River Telephone Company in Abercrombie, North Dakota, from October, 2002, until June 30, 2006. He has held various plant operations positions in the telecommunications industry since 1988.

Ms. Morlok was chief financial officer and co-chief executive officer of Breda from March 20, 1998 to July 1, 2006. She also served as Breda's interim chief executive officer from April 11, 2006 until July 1, 2006. Her title since July, 2006 has been chief financial officer.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Breda's authorized stock consists of 5,000,000 shares of Class A Common Stock, no par value, and 5,000,000 shares of Class B Common Stock, no par value. The Class A Common Stock is comprised of three series, consisting of 4,968,984 shares of Series 1 Class A Common Stock, 30,959 shares of Series 2 Class A Common Stock, and 57 shares of Series 3 Class A Common Stock. As of April 1, 2009, Breda had the following outstanding shares of stock: (i) 2,326 shares of the Series 1 Class A Common Stock, which were held by 59 different shareholders; (ii) 24,485 shares of the Series 2 Class A Common Stock, which were held by 535 different shareholders; (iii) 47 shares of the Series 3 Class A Common Stock, which were held by 19 different shareholders; and (iv) 3,993 shares of Class B Common Stock, which were held by 100 different shareholders.

Breda had a total of 661 shareholders as of April 1, 2009. Some of the shareholders own shares of more than one of the series of the Class A Common Stock, however, and that is why the total number of shareholders noted in the preceding paragraph exceeds 661. The determination of the number of shareholders is based upon the number of record holders of the shares as reflected in Breda's internal stock records.

Breda's common stock is not listed on any exchange, and there is no public trading market for Breda's common stock. An investment in Breda's common stock is also not a liquid investment because the Articles of Restatement of Breda establish various restrictions and conditions on the issuance and ownership of, and on the transfer of, shares of its stock.

For example, Breda has the first right and option to purchase any or all of the shares of the Class A Common Stock or the Class B Common Stock of any shareholder which are the subject of any assignment. An "assignment" for this purpose means any sale, transfer, assignment, gift, bequest or other disposition or conveyance of any shares of stock, whether voluntarily or involuntarily or by operation of any process of law, or otherwise, and whether or not for any value or consideration. An assignment includes, for example, an assignment occurring in connection with the death of a shareholder who is an individual, the dissolution of a shareholder which is an entity, the bankruptcy or insolvency of a shareholder, or the exercise of any rights by any creditor of a shareholder. The purchase price payable by Breda if Breda determines to exercise its right to purchase any shares of the Class A Common Stock or the Class B Common Stock in connection with any assignment other than a voluntary sale of shares is the fair value of the shares as determined by the board of directors, in its sole discretion.. The purchase price payable by Breda if the assignment is a voluntary sale of the shares by a shareholder for value will be the amount of the purchase price payable by the proposed transferee in the sale. Breda also has the right and option to purchase any or all of the shares of the Series 1 Class A Common Stock if the holder of the shares ceases to be an eligible telephone subscriber. The purchase price in this circumstance is the fair value of the shares as determined by the board of directors, in its sole discretion. Breda will pay the purchase price for any shares purchased by Breda within 90 days of the date of Breda's written notice to the shareholder of Breda's exercise of its right and option to purchase the shares.

The board of directors had historically established the purchase price at approximately 75% of the book value of Breda, but the board began to establish the purchase price at approximately 70% of the book value of Breda in 2002.

The board of directors has historically made this determination once per year, in March, April or May, based upon Breda's then most recent year-end financial statements. Breda's fiscal year ends on December 31. The price is then generally announced and becomes effective at the annual shareholders meeting for that year. The purchase price then generally applies until the board of directors makes a new determination and announces the new purchase price at the next annual shareholders meeting. The board of directors has, however, departed from its historical practice on a couple of occasions, primarily in connection with the sale of assets in a transaction which was material to Breda. Beginning with the fiscal year ended December 31, 2006, the board of directors determined to notify shareholders of the established purchase price by letter sent with the dividend payments on or before each April 1st. The new purchase price consequently becomes effective on or around April 1st of each year instead of the annual meeting date.

Under this approach, the issuance price and redemption price in 1995, 1996, 1997, 1998 and 1999 was, respectively, $27, $31, $41, $64 and $82.

The board of directors departed from its historical practice on November 2, 1999, by adopting a resolution fixing the purchase price at $149 per share. The $149 amount was not based on Breda's book value, but rather was roughly based upon the average sales price of $150.58 per share in the auction that was held in October of 1999. The auction is discussed below. The board of directors took that action because it believed the referenced auction provided it with a basis to make a more current determination on this issue. The board of directors also believed that it was appropriate to make a new determination of the purchase price given the sale of Breda's direct broadcast satellite operation on January 11, 1999. The sale of that operation resulted in a pre-tax gain of $7,436,415. The sale was not included in Breda's books until the first quarter of 1999, and was therefore not included in the 1998 year-end financial statements which had been utilized by the board of directors in establishing the $82 purchase price in early 1999.

The board of directors returned to its historical practices at its meeting on March 13, 2000, at which time the board of directors adopted a resolution fixing the purchase price at $180 per share. The $180 amount was determined based upon Breda's 1999 audited financial statements, and was announced at, and became effective at, the May 17, 2000 annual meeting of the shareholders of Breda. If the above described historical practices were followed, the $180 per share amount would have continued until the next annual determination was made by the board of directors and announced at the annual shareholders meeting for 2001.

The board of directors determined to again depart from its historical practices on this issue, however, at a meeting of the board of directors held on June 12, 2000. At that meeting, the directors adopted a resolution fixing Breda's purchase price for shares of its common stock at $235 per share. The board of directors took this action because it believed that it was appropriate to make a new determination of the purchase price to reflect the receipt by Prairie Telephone of most of the net after-tax proceeds of the sale by Prairie Telephone of its shares of stock in

Central Iowa Cellular, Inc. The $235 per share amount was determined by taking approximately 75% of the then net after-tax proceeds of the sale on a per share basis and adding that figure to the last determined purchase price of $180 per share. The shareholders of Breda were notified of the increase in the purchase price from $180 to $235 per share by letter dated June 14, 2000.

At the time the board made its determination on June 12, 2000, Prairie Telephone had received approximately $5,108,280, before taxes, and it was estimated that Prairie Telephone would retain approximately $3,147,676 of that amount, after taxes. For purposes of determining the new purchase price discussed above, Prairie Telephone's basis in its 3,000 shares of common stock of Central Iowa Cellular, Inc. of approximately $206,770 was deducted from the after-tax amount of $3,147,676.

The board of directors has followed Breda's historical practices since that time, by announcing a new purchase price of:

- $258 per share at the May 16, 2001 annual meeting of the shareholders,
- $280 per share at the May 21, 2002 annual meeting of the shareholders,
- $303 per share at the May 20, 2003 annual meeting of the shareholders,
- $326 per share at the May 18, 2004 annual meeting of the shareholders,
- $357 per share at the May 17, 2005 annual meeting of the shareholders,
- $394 per share, by letter to the shareholders dated July 12, 2006,
- $457 per share, by letter to the shareholders dated April 2, 2007, and
- $509 per share, by letter to the shareholders dated April 1, 2008.
- $547 per share, by letter to the shareholders dated April 1, 2009.

The per share amount was established based upon Breda's book value as reflected in its most recent year-end financial statements, consistent with Breda's historical practices, except that, since 2002, the purchase price has been set at approximately 70% of the book value.

The per share amounts that were announced by the letters to the shareholders were announced by those letters instead of at the annual meeting of the shareholders, given delays that were experienced by Breda in either holding those annual meetings, or in the board's desire to maintain the marketability of Breda's shares.

The increase in the purchase price from $394 per share to $457 per share which was announced by the April 2, 2007 letter to the shareholders was primarily the result of Breda's receipt of $1,336,000 for the redemption of its 1,336 shares of Class C stock in the Rural Telephone Bank.

Breda's pre-tax gain was approximately $1,170,211 and its after tax gain was approximately $698,946.

The board of directors currently intends to continue to address this issue on an annual basis consistent with the above described historical practices, except that the board of directors may determine to depart from those historical practices again in the future in the event of the occurrence of what the board of directors believes are material or significant events.

The purchase price as determined by the board of directors has increased from $27 per share in 1995 to the current $547 per share amount described above. Breda does not believe that the amount of this increase is indicative of potential future increases, however, in particular given that:

- The referenced increase was due primarily to three "one-time" material events, and

- Breda does not currently foresee any material increase in revenues from its or any of its subsidiaries' normal and ordinary course business operations, and, in fact, sees continuing downside pressure on those revenues.

Since there is no public trading market or any other principal market for Breda's common stock, sales of common stock to other shareholders and repurchases of common stock by Breda currently are the primary methods for a shareholder to be able to sell the shareholder's shares. Breda's repurchases of its common stock are discussed below in this Item.

An auction was held in October, 1999, at which shareholders desiring to sell their shares of Breda's common stock were given the opportunity to sell those shares to other Breda shareholders. There are no current plans to arrange any other auctions in the future.

Breda maintains a list of shareholders desiring to sell their shares, and of other shareholders desiring to purchase those shares, as discussed below.

As of the date of this annual report, Breda did not have any publicly announced plans or programs with respect to purchases of its shares of common stock.

Given that repurchases of common stock by Breda is currently one of the primary methods for a shareholder to be able to sell the shareholder's shares, the following paragraphs provide some information on Breda's past purchases of its common stock from its shareholders from 2000 through 2008.

During 2000, Breda repurchased 441 shares of its common stock from 14 different shareholders, at a purchase price of $235 per share.

During 2001, Breda repurchased a total of 2,216 shares of its common stock from 26 different shareholders. Two hundred twenty of those shares were purchased at $235 per share, and the rest of those shares (1,996) were purchased at $258 per share.

Breda repurchased a total of 2,025 shares of its common stock during 2002 from 32 different shareholders. Two hundred eighty-seven of those shares were purchased for $258 per share. The rest of those shares (1,738) were purchased for $280 per share.

Breda repurchased a total of 1,306 shares of its common stock during 2003 from 23 different shareholders. One hundred eighty-eight of those shares were purchased at $280 per share, and the rest of those shares (1,118) were purchased for $303 per share.

During 2004, Breda repurchased a total of 524 shares of its common stock from 13 different shareholders. Two hundred three of those shares were purchased at $303 per share. The rest of those shares (321) were purchased for $326 per share.

Breda repurchased a total of 147 shares of its common stock during 2005 from 8 different shareholders. All of those shares were purchased at $357 per share.

Breda repurchased a total of 7 shares of its common stock during 2006 from 1 shareholder, at a purchase price of $394 per share.

Breda repurchased a total of 80 shares of its common stock during 2007 from 1 shareholder, at a purchase price of $457 per share.

Breda repurchased a total of 85 shares of its common stock during 2008 from 2 shareholders, at a purchase price of $457 per share.

There may have been transfers among the shareholders of Breda during some of the above periods for which Breda did not exercise its right of first refusal. Some of those transfers are noted below.

Breda's ability to repurchase any of its shares is subject to certain restrictions in its loan agreements with the RTFC. Those restrictions are discussed below in this Item.

The board of directors determined in late 1999 to allow shareholders to advise Breda of the fact that they desire to sell any or all of their shares of Breda's common stock, and to allow persons to advise Breda of the fact that they desire to purchase shares of Breda's common stock. Breda keeps a list of those shareholders and buyers, and will make the list available to all of the shareholders and buyers on the list. The terms of any sale between a shareholder and a buyer will be negotiated by them, and no one is required to sell or buy any shares because their name is on the list. Breda also retains its right to purchase any shares which are intended to be sold by any shareholder to any buyer under the right of first refusal granted to Breda in its Articles of Restatement.

During the calendar year 2000, 5 separate sales of shares occurred between shareholders on the list. Two sales each involved 2 shares, which were sold for $235 per share. One sale involved 53 shares, which were sold for $235 per share. One sale involved 31 shares, which were sold for $155 per share. One sale involved 2 shares, which were sold for $149 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2001, 3 separate sales of shares occurred between shareholders on the list. Two sales each involved 7 shares, which were sold for $258 per share. The other sale involved 43 shares, which were also sold for $258 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2002, 3 separate sales of shares occurred between shareholders on the list. Two sales involved 2 shares which were sold for $258 per share. The other sale involved 3 shares which were also sold for $258 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2003, 1 sale of shares occurred between shareholders on the list. The sale involved 2 shares, which were sold for $280 per share.

There were no sales of shares between shareholders on the list during the calendar year 2004.

During the calendar year 2005, 6 separate sales of shares occurred between shareholders on the list. One sale involved 12 shares which were sold for $326 per share. One sale involved 28 shares which were sold for $357 per share. Two sales involved 2 shares each which were sold for $357 per share. One sale involved 16 shares which were sold for $367 per share. The last sale involved 21 shares which were sold for $357 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2006, 6 separate sales of shares occurred between shareholders on the list or among family members. One sale involved 80 shares, which were sold for $400 per share. One sale involved 1 share which was sold for $357. Another sale involved 10 shares which were sold for $410 per share. Two sales involved 40 shares, which were sold for $400 per share. Another sale involved 2 shares, which were sold for $394 per share. Breda elected not to exercise its right of first refusal with respect to any of these shares.

There were 21 separate transfers of shares during the calendar year 2007 between shareholders on the list or among family members. A summary of those transfers is as follows:

1. Two shares were sold for $394 per share.
2. Forty-five shares were sold for $394 per share.
3. Two shares were sold for $400 per share.
4. Eleven shares were sold for $457 per share.
5. Two shares were sold for $457 per share.
6. Ten shares were sold for $460 per share.
7. Two shares were sold for $457 per share.
8. Eight shares were sold for $450 per share.
9. Thirty shares were sold for $457 per share.
10. Two shares were sold for $457 per share.
11. Ten shares were sold for $457 per share.
12. Thirty shares were sold for $457 per share.
13. Ten shares were sold for $457 per share.

14. One hundred twenty shares were sold for $457 per share.
15. Fifty-three shares were sold for $457 per share.
16. One hundred ten shares were sold for $457 per share.
17. Nine shares were sold for $457 per share.
18. Eighty-three shares were sold for $457 per share.
19. Forty-seven shares were sold for $457 per share.
20. Two hundred forty two shares were sold to four employees for fair market value as determined by the employer.
21. Ten shares were sold for $480 per share.

There were 38 separate transfers of shares during the calendar year 2008 between shareholders on the list or among family members. A summary of those transfers is as follows:

1. Ten shares were transferred between spouses.
2. Two shares were sold for $460 per share.
3. Thirteen shares were sold for $457 per share.
4. One hundred sixty shares were transferred equally (32 shares) to five family members and two shares were sold for $457 per share.
5. Fifteen shares were sold for $457 per share.
6. Ninety-two shares were transferred to family members as follows: eight individuals received eight shares each and four individuals received seven shares each.
7. Fifty shares were sold for $462 per share.
8. Sixty-seven shares were transferred to a family member.
9. One hundred shares were transferred to three family members as follows: two individuals received 33 shares each and one individual received 34 shares.
10. One hundred eighty shares were transferred equally (20 shares) to nine individuals.
11. One hundred shares were sold for $457 per share.
12. Two hundred twelve shares were transferred equally to four individuals.
13. Two shares were transferred from one spouse to another.
14. Three shares were transferred from one spouse to another.
15. Two shares were sold for $509 per share.
16. Two shares were sold for $509 per share.
17. Two shares were sold for $509 per share.
18. Fifteen shares were sold for $510 per share.
19. Thirty shares were sold for $1 per share.
20. Four shares were transferred equally to four individuals.
21. Two hundred twelve shares were transferred to the shareholder's son.
22. Twelve shares were sold for $509 per share.
23. Thirty eight shares were sold for $509 per share.
24. Two shares were sold for $509 per share.
25. Two shares were sold for $509 per share.
26. Fifty six shares were sold for $514 per share.
27. Ten shares were transferred to brother.

28. Two shares were transferred to related party.
29. Two shares were sold for $509 per share.
30. Thirteen shares were sold for $509 per share.
31. Two shares were transferred to former spouse.
32. Ten shares were transferred to spouse.
33. One hundred forty eight shares were transferred to shareholders' trust.
34. One hundred twenty five shares were transferred to sister.
35. Thirty four shares were transferred to children.
36. Thirty shares were sold for $1 plus other consideration.
37. Thirty shares were sold for $509 per share.
38. Fourteen shares were transferred to spouse.

Breda does not participate in, and has no responsibility for, negotiating the terms and conditions of any sale of shares between anyone on the list.

No shares of stock were issued by Breda in 2008.

As of the date of this annual report, Breda did not have any equity compensation plans (including any individual compensation arrangements) in place for any directors, officers, employees or other persons.

As of the date of this annual report, Breda had no plans to, and had not agreed to, register any of its common stock under any federal or state securities laws.

There are currently no outstanding warrants, options or other rights to purchase any shares of common stock of Breda, and there are also currently no outstanding securities which are convertible into or exchangeable for common stock of Breda. Breda's shares of common stock are not convertible into any other securities.

Breda has declared and paid 10 dividends to its shareholders since Breda was incorporated in 1964. The dividends were declared in March or April of each of 1999 through 2008. The first six dividends were in the amount of $3.00 per share, the 2005, 2006 and 2007 dividends were in the amount of $7.00 per share, and the 2008 dividend was in the amount of $8.00 per share. The aggregate dividend paid was, respectively, $113,166, $113,046, $111,087, $104,214, $98,436, $94,479, $218,190, $217,161, $217,112, and $246,808. At its board meeting on March 16, 2009, Breda declared an $8.00 per share dividend for shareholders of record on March 17, 2009, payable on or before April 1, 2009, and totaling $246,808.

Payment of dividends is within the discretion of Breda's board of directors, and out of funds legally available therefor as provided in the Iowa Business Corporation Act. Breda's ability to declare and pay dividends is also restricted by some of the covenants in its loan agreements with the RTFC. Under those agreements, Breda may not pay any dividends without the prior written approval of the RTFC unless, after the payment, Breda is in compliance with the various ratios, net worth and margin requirements set forth in the loan agreements. Breda also may not pay any dividends if Breda is in default under the loan agreements or if the payment of the dividends would cause Breda to be in breach of the loan agreements.

The restrictions in the RTFC loan agreements also apply to Breda's purchase or redemption of any of its stock and to any other distributions to its shareholders, so the restrictions may also preclude Breda from being able to repurchase its shares of stock as otherwise discussed above.

Breda does not currently believe, however, that the restrictions in the RTFC loan agreements will preclude Breda from paying any dividends or distributions or from repurchasing any of its shares of common stock during 2009, should Breda otherwise determine to do so.

Although Breda has declared a dividend in each of the years from 1999 through 2008, there is no assurance that regular dividends will continue to be able to be paid by Breda in the future given both the general economic outlook that was in existence at the time of the preparation of this annual report and given the revenue pressures being felt by Breda at that time. It is possible, therefore, that no, or perhaps reduced, distributions will be declared and paid by Breda in future years.

AVAILABILITY OF OTHER INFORMATION

Breda will provide to a shareholder, upon the written request of the shareholder, a copy of Breda's annual report on Form 10-K for the year ended December 31, 2008. The annual report on Form 10-K will be provided without charge. Shareholders should direct any such written request to Breda at the following address:

Breda Telephone Corp.
112 East Main
P.O. Box 190
Breda, Iowa 51436

The request should be directed to the attention of Charles Thatcher, President of Breda.

FINANCIAL STATEMENTS

The following pages are certain financial statements of Breda with respect to the years ended December 31, 2007 and December 31, 2008.

[The remainder of this page is intentionally left blank.]

Breda Telephone Corp.
And Subsidiaries
Breda, IA

Consolidated Financial Statements
For the Years
Ended December 31, 2008 and 2007

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Breda Telephone Corporation and Subsidiaries
Breda, Iowa

We have audited the accompanying consolidated balance sheets of Breda Telephone Corporation (an Iowa corporation) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were unable to perform audit procedures for 2008 supporting the Company's investments in Spiralight Network LLC, RSA 7 Limited Partnership, Iowa 8 Monona Limited Partnership, and RSA No. 9 Limited Partnership stated at $3,161,819 at December 31, 2008, or its equity in earnings in such partnerships of $1,134,097, which is included in net income for the year ended as described in Note 4 to the financial statements. We were unable to perform audit procedures for 2007 supporting the Company's investment in Iowa 8 Monona Limited Partnership stated at $1,492,056 at December 31, 2007, or its equity in earnings in such partnership of $470,430, which is included in net income for the year ended as described in Note 4 to the financial statements.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the investment and earnings of Spiralight Network LLC, RSA 7 Limited Partnership, Iowa 8 Monona Limited Partnership, and RSA No. 9 Limited Partnership, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Breda Telephone Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Kiesling Associates LLP

West Des Moines, Iowa
March 27, 2009

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and December 31, 2007

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,237,007	$ 1,104,327
Marketable securities	604,435	480,311
Accounts receivable, net of allowances of $3,415,824 and $676,422 in 2008 and 2007, respectively	3,290,640	1,740,266
Interest receivable	81,730	98,013
Notes receivable, less impairment of $445,253 in 2008	73,759	734,383
Inventory, at average cost	227,731	152,857
Prepaid income taxes	406,451	-
Other	111,261	17,973
Deferred income taxes	718,595	14,294
	6,751,609	4,342,424
OTHER NONCURRENT ASSETS		
Marketable securities	5,440,550	7,374,754
Investments in unconsolidated affiliates at equity	8,593,958	7,950,825
Other investments at cost	599,131	611,707
Goodwill	896,812	896,812
	15,530,451	16,834,098
PROPERTY, PLANT AND EQUIPMENT	6,809,652	5,015,302
TOTAL ASSETS	$ 29,091,712	$ 26,191,824
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term debt	$ 200,507	$ 187,710
Accounts payable	1,751,821	850,432
Accrued taxes	191,943	390,659
Other	124,536	116,034
	2,268,807	1,544,835
LONG-TERM DEBT, less current portion	750,988	951,495
OTHER NONCURRENT LIABILITIES	1,947,128	1,213,607
STOCKHOLDERS' EQUITY		
Common stock, Class A - no par value, 5,000,000 shares authorized, 27,924 and 28,923 shares issued and outstanding at $509 and $457 stated values, respectively	14,213,316	13,217,811
Common stock, Class B - no par value, 5,000,000 shares authorized, 2,927 and 2,013 shares issued and outstanding at $509 and $457 stated values, respectively	1,489,843	919,941
Retained earnings	8,421,630	8,344,135
	24,124,789	22,481,887
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 29,091,712	$ 26,191,824

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended 2008 and 2007

	For the Years Ended 2008	2007
OPERATING REVENUES	$ 9,641,581	$ 10,479,877
OPERATING EXPENSES		
Cost of services	5,197,522	5,271,344
Depreciation and amortization	973,789	1,016,247
Selling, general, and administrative	2,360,566	2,227,901
	8,531,877	8,515,492
OPERATING INCOME	1,109,704	1,964,385
OTHER INCOME (EXPENSES)		
Interest and dividend income	442,973	486,217
Gain on sale of investments	6,018	68,058
Gain on disposal of assets	15,561	13,958
Interest expense	(77,354)	(91,871)
Income from equity investments	1,750,682	1,447,478
Loss on impairment of note receivable	(445,253)	-
Other, net	(43,477)	(43,965)
	1,649,150	1,879,875
INCOME BEFORE INCOME TAXES	2,758,854	3,844,260
INCOME TAXES	830,299	1,365,930
NET INCOME	$ 1,928,555	$ 2,478,330
NET INCOME PER COMMON SHARE	$ 62.50	$ 79.94
DIVIDENDS PER COMMON SHARE	$ 8.00	$ 7.00

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock, A and B Class		Retained	
	Shares	Amount	Earnings	Total
Balance at December 31, 2006	31,016	$ 12,220,304	$ 8,036,925	$ 20,257,229
Comprehensive income:				
Net Income			2,478,330	2,478,330
Dividends paid			(217,112)	(217,112)
Common stock redeemed, net	(80)	(36,560)		(36,560)
Stated value stock adjustment		1,954,008	(1,954,008)	
Balance at December 31, 2007	30,936	14,137,752	8,344,135	22,481,887
Comprehensive income:				
Net Income			1,928,555	1,928,555
Dividends paid			(246,808)	(246,808)
Common stock redeemed, net	(85)	(38,845)		(38,845)
Stated value stock adjustment		1,604,252	(1,604,252)	
Balance at December 31, 2008	30,851	$ 15,703,159	$ 8,421,630	$ 24,124,789

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

		2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	1,928,555	$	2,478,330
Adjustments to reconcile net income to cash provided by operating activities:				
Depreciation and amortization		973,789		1,016,247
Deferred income taxes		29,220		(148,024)
Amortization of investment premium/discount - net		43,363		42,832
Equity income in unconsolidated affiliates, net of distributions received of $2,529,549 and $1,228,440 in 2008 and 2007, respectively		778,867		(219,038)
(Gain) or loss on disposal of property		(15,561)		(13,958)
Loss on impairment of note receivable		445,253		-
(Gain) or loss on sale of marketable securities		(6,018)		(13,063)
Gain on sale of equity investments		-		(97,100)
Changes in assets and liabilities:				
Increase in assets		(1,916,761)		(731,908)
Increase in liabilities		511,575		784,745
Net cash provided by operating activities		2,772,282		3,099,063
CASH FLOWS FROM INVESTING ACTIVITIES				
Capital expenditures		(2,763,756)		(1,319,496)
Proceeds from the sale of assets		18,835		18,385
Purchase of marketable securities		(419,433)		(2,040,367)
Purchase of equity investments		(1,422,000)		(169,412)
Purchase of other investments - at cost		(15,621)		(5,055)
Proceeds from the sale of marketable securities		2,192,168		1,574,000
Proceeds from the sale of equity investments		-		63,000
Proceeds from the sale of other investments - at cost		28,197		15,902
Proceeds from receipt of principal on note receivable		254,383		-
Issuance of notes receivable		(39,012)		(480,000)
Net cash used in investing activities		(2,166,239)		(2,343,043)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of long term debt		(187,710)		(175,729)
Common stock redeemed, net		(38,845)		(36,560)
Dividends paid		(246,808)		(217,112)
Net cash used in financing activities	$	(473,363)	$	(429,401)
Net Increase in Cash and Cash Equivalents	$	132,680	$	326,619
Cash and Cash Equivalents at Beginning of Period		1,104,327		777,708
Cash and Cash Equivalents at End of Period	$	1,237,007	$	1,104,327
Supplemental Disclosures of Cash Flow Information				
Cash paid during the period for:				
Interest	$	77,354	$	91,871
Income taxes	$	1,388,117	$	1,236,856

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORPORATION AND SUBSIDIARIES
BREDA, IOWA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Breda Telephone Corporation (herein referred to as "the Company") is a provider of telecommunications exchange and local access services, long distance services, cable television services and Internet services in a service area located primarily in western Iowa. The company is also involved in retail sales of cellular equipment and service plans for cellular partnerships of which it owns interests, and sales of other telecommunications equipment.

Basis of Presentation

The accounting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America. Management uses estimates and assumptions in preparing its consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent revenues and expenses. Telephone operations reflect practices appropriate to the telephone industry. The accounting records of the telephone companies are maintained in accordance with the Uniform System of Accounts for Class A and B Telephone Companies prescribed by the Federal Communications Commission (FCC) as modified by the state regulatory authority.

The accounting records for the Company's cable television operations are maintained in accordance with the Uniform System of Accounts for CATV Companies prescribed by the National Association of Regulatory Utility Commissioners.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Prairie Telephone Co., Inc., Tele-Services, Ltd., and Westside Independent Telephone Company. The financial statements of Prairie Telephone Co., Inc. include the accounts of Prairie and its 100% owned subsidiary, BTC, Inc. All material intercompany transactions have been eliminated in consolidation.

Cash Equivalents

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Marketable debt and equity securities bought and held principally for selling in the near future are classified as trading securities and carried at fair value. Unrealized holding gains and losses on trading securities are reported in earnings. Marketable debt and equity securities classified as available-for-sale are carried at fair value with unrealized holding gains and losses recorded as a separate component of stockholders' equity.

Debt securities for which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. The Company uses the specific identification method of computing realized gains and losses.

Nonmarketable equity investments, over which the Company has significant influence or a 20% ownership, are reflected on the equity method. Other nonmarketable equity investments are stated at cost.

Inventory

Inventory includes both merchandise held for resale and material and supplies. Merchandise held for resale is recorded at the lower of cost or market with cost determined by the average cost method. Materials and supplies, used in the construction of the Company's facilities to provide telecommunications services, are recorded at average cost.

Goodwill

Goodwill is deemed to have an indefinite life and is stated at the lower of cost or fair value. The asset is subject to periodic impairment tests.

Property, Plant and Equipment

Telephone and cable television plant are capitalized at original cost including the capitalized cost of salaries and wages, materials, certain payroll taxes and employee benefits.

The Company provides for depreciation for financial reporting purposes on the straight-line method by the application of rates based on the estimated service lives of the various classes of depreciable property. These estimates are subject to change in the near term.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment (Continued)

Renewals and betterments of units of property are charged to telephone and cable television plant in service. When plant is retired, its cost is removed from the asset account and charged against accumulated depreciation less any salvage realized. No gains or losses are recognized in connection with routine retirements of depreciable property. Repairs and renewals of minor items of property are included in plant specific operations expense.

Repairs of other property, as well as renewals of minor items of property are included in plant specific operations expense. A gain or loss is recognized when other property is sold or retired.

Long-Lived Assets

The Company would provide for impairment losses on long-lived assets when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. Based on current conditions, management does not believe any of its long-lived assets are impaired.

Income Taxes

Income taxes are accounted for using a liability method and provide for the tax effects of transactions reported in the consolidated financial statements including both taxes currently due and deferred. Deferred taxes are adjusted to reflect deferred tax consequences at current enacted tax rates. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes arise from differences between the book and tax basis of plant assets, certain investments, receivables and goodwill. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenues when earned regardless of the period in which they are billed. The Company is required to provide telephone service to subscribers within its defined service territory.

Local network, Internet and cable television service revenues are recognized over the period a subscriber is connected to the network.

Network access and long distance service revenues are derived from charges for access to the Company's local exchange network. The interstate portion of access revenues is based on an average schedule settlement formula administered by the National Exchange Carrier Association (NECA), which is regulated by the FCC. The intrastate portion of access revenues is billed based upon the Company's tariff for access charges filed with the Iowa Utilities Board (IUB). The charges developed from these tariffs are used to bill the connecting long distance provider and revenues are recognized in the period the traffic is transported based on the minutes of traffic carried. Long distance revenues are recognized at the time a call is placed based on the minutes of traffic processed at contracted rates.

Cellular sales and commission revenues are recognized at the time of customer activation.

The Company uses the reserve method to recognize uncollectible customer accounts.

Reclassifications

Certain reclassifications have been made to the 2007 consolidated financial statements to conform with the 2008 presentation.

NOTE 2. MARKETABLE SECURITIES

The amortized cost and fair value of held-to-maturity securities are:

	Unamortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008				
Held-to-Maturity:				
Municipal bonds	$ 3,641,774	$ 77,334	$ (37,007)	$ 3,682,101
Government securities	2,403,211	13,959	(181,423)	2,235,747
	$ 6,044,985	$ 91,293	$ (218,430)	$ 5,917,848
December 31, 2007				
Held-to-Maturity:				
Municipal bonds	$ 4,848,490	$ 59,473	$ (23,457)	$ 4,884,506
Government securities	3,006,575	10,572	(39,972)	2,977,175
	$ 7,855,065	$ 70,045	$ (63,429)	$ 7,861,681

	2008	2007
Amounts classified as:		
Current	$ 604,435	$ 480,311
Noncurrent	5,440,550	7,374,754
Total	$ 6,044,985	$ 7,855,065

The amortized cost and fair value of marketable debt securities at December 31, 2008, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Unamortized Cost	Fair Value
	$ 604,435	$ 615,314
Due after one year through three years	1,212,452	1,235,195
Due after three years through five years	1,251,194	1,263,663
Due after five years	2,976,904	2,803,676
	$ 6,044,985	$ 5,917,848

NOTE 3. NOTE RECEIVABLE

Notes receivable consist of the following:

	December 31, 2008	December 31, 2007
Jaguar Communications, Inc. - 4.81%	-	254,383
Spiralight Network, LLC - 8.5%	519,012	480,000
	519,012	734,383
Less impairment	(445,253)	-
	73,759	734,383
Less current portion	(73,759)	(734,383)
	$ -	$ -

The Company, Desktop Media, LLC, and each of Desktop Media, LLC's members signed a purchase agreement with Jaguar Communications, Inc., on June 28, 2007. Upon the closing of this purchase agreement, the Company surrendered its $439,974 instrument of indebtedness in exchange for a 28% equity interest in Desktop Media, LLC. The company had held a 17% ownership interest. The sale of Desktop Media, LLC, to Jaguar Communications, Inc. was finalized on September 28, 2007. The Company received cash of $63,000 and a short-term promissory note of $254,383, for its 28% ownership interest in Desktop Media, LLC. The promissory note dated September 28, 2007, accrued interest from September 28, 2007, at a rate of 4.81 percent per annum until payment was made in full, which was the earlier of (i) the twelve month anniversary of the date of the note, or (ii) upon the payment to Jaguar of the initial Foundation for Rural Service disbursement with respect to Jaguar's currently pending loan request with the Rural Utilities Service (RUS). Jaguar paid the note balance and accrued interest in August of 2008.

The Company originated a promissory note to its unconsolidated affiliate, Spiralight Network, LLC, on September 5, 2007. The original amount of the note was $480,000 and accrued interest from September 5, 2007, at a rate of 8.5 percent per annum until payment was scheduled to be made in full on September 14, 2008. On September 14, 2008, the due date was extended one year, and $39,012 of accrued interest from September 5, 2007 through September 14, 2008, was added to the original note, bringing the note balance to $519,012. Interest will continue to accrue at 8.5 percent per annum until the loan is paid in full on September 14, 2009. The note may be prepaid. The Company has a 35.29% ownership interest in Spiralight Network, LLC. On December 31, 2008, the Company recorded an allowance against the note of $445,253, to offset additional losses in 2008 exceeding the company's equity basis in Spiralight.

NOTE 4. OTHER INVESTMENTS

INVESTMENTS IN UNCONSOLIDATED AFFILIATES AT EQUITY

Investments in unconsolidated affiliates at equity include investments in partnerships, limited liability companies and joint ventures as follows:

	2008	2007
Alpine Communications, L.C.	$ 3,085,415	$ 2,227,935
West Iowa Cellular, Inc.	1,632,882	1,492,056
RSA #1, Ltd.	1,561,117	1,395,594
RSA #7, Ltd.	555,730	554,043
RSA #9, Ltd.	973,207	1,024,903
Quad County Communications	37,021	102,928
Carroll County Wireless, L.L.C.	68,097	66,764
Guthrie Group, L.L.C.	31,488	40,222
Bug Tussel Wireless, L.L.C.	649,001	673,466
Spiralight Network, L.L.C.	-	372,914
	$ 8,593,958	$ 7,950,825

The Company has a 22.27% ownership interest in Alpine Communications, L.C. (Alpine) at December 31, 2008 and a 17.42% ownership interest at December 31, 2007. Alpine owns and operates several wireline telephone exchanges in northeastern Iowa, and also provides Internet and cable television services in and around its wireline service territory.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2008 and 2007 and the twelve months then ended.

	Alpine Communications, L.C.	
	2008	2007
Assets	$ 24,706,029	$ 24,059,444
Liabilities	13,928,446	12,223,043
Equity	$ 10,777,583	$ 11,836,401
Revenues	$ 7,981,757	$ 7,699,177
Expenses	6,196,723	5,721,682
Net Income	$ 1,785,034	$ 1,977,495

NOTE 4. OTHER INVESTMENTS (Continued)

The Company's percentage ownership interests in partnerships providing cellular telephone services within their respective service areas at December 31, 2008 and 2007 are as follows:

West Iowa Cellular, Inc.,	25.0%
RSA #1, Ltd.	10.3%
RSA #7, Ltd.	7.1%
RSA #9, Ltd.	16.7%

The following is a summary of condensed financial information pertaining to the companies described above as of December 31, 2008 and 2007 and the twelve months then ended.

2008

	West Iowa Cellular, Inc.	RSA #1	RSA #7	RSA #9
Assets	$ 6,942,909	$ 15,635,382	$ 10,806,436	$ 7,822,542
Liabilities	411,378	1,413,854	3,039,166	1,983,413
Equity	$ 6,531,531	$ 14,221,528	$ 7,767,270	$ 5,839,129
Revenues	$ 3,675,022	$ 10,374,220	$ 21,795,116	$ 13,048,641
Expenses	1,511,719	7,008,521	16,138,900	9,353,024
Net Income	$ 2,163,303	$ 3,365,699	$ 5,656,216	$ 3,695,617

2007

	West Iowa Cellular, Inc.	RSA #1	RSA #7	RSA #9
Assets	$ 6,318,015	$ 13,798,319	$ 10,852,365	$ 7,840,536
Liabilities	349,787	1,171,448	3,108,684	1,691,242
Equity	$ 5,968,228	$ 12,626,871	$ 7,743,681	$ 6,149,294
Revenues	$ 3,172,534	$ 9,546,084	$ 19,339,038	$ 12,046,486
Expenses	1,290,809	6,573,884	14,396,749	8,811,605
Net Income	$ 1,881,725	$ 2,972,200	$ 4,942,289	$ 3,234,881

As discussed previously in Note 3, the Company sold its ownership interest in Desktop Media, LLC, on September 28, 2007. The Company had owned a 28% interest in Desktop on September 28, 2007. Desktop operates in southeastern Minnesota and is a provider of Internet and telephone services.

This investment was accounted for under the equity method with the Company recognizing their proportionate share of income and losses to the extent that the investment exceeds losses.

NOTE 4. OTHER INVESTMENTS (Continued)

Accordingly, the recorded investment amount in Desktop was eliminated at December 31, 2004. In 2005, additional losses in excess of the basis totaling $46,717 were applied against the outstanding note receivable.

The Company's basis in the outstanding note receivable of $439,974 on the date of the sale was $220,283. The Company reported a $97,100 gain on the sale of its ownership interest in Desktop Media, LLC, upon its receipt of $63,000 in cash on September 28, 2007. At that time the company also received a short-term promissory note of $254,383 from Jaguar Communications, Inc., as noted previously.

The Company has a 33.33% ownership interest in Quad County Communications (Quad County) at December 31, 2008 and 2007. This entity owns and operates a fiber optic network.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2008 and 2007 and the twelve months then ended.

	Quad County Communications	
	2008	2007
Assets	$ 116,125	$ 317,942
Liabilities	5,061	9,159
Equity	$ 111,064	$ 308,783
Revenues	$ 35,407	$ 190,867
Expenses	67,330	50,574
Net Income	$ (31,923)	$ 140,293

NOTE 4. OTHER INVESTMENTS (Continued)

The Company's percentage interests in Carroll County Wireless, L.L.C. and Guthrie Group, L.L.C. are each 33.33% at December 31, 2008 and 2007. Both companies have purchased the licenses to provide personal communication services (PCS); however, neither company has begun providing PCS services as of December 31, 2008.

The following is a summary of condensed financial information pertaining to the companies described above as of December 31, 2008 and 2007 and the twelve months then ended.

2008

	Carroll County Wireless, L.L.C.	Guthrie Group, L.L.C.
Assets	$ 204,291	$ 94,463
Liabilities	-	-
Equity	$ 204,291	$ 94,463
Revenues	$ 45,671	$ 4,814
Expenses	41,671	37,017
Net Income	$ 4,000	$ (32,203)

2007

	Carroll County Wireless, L.L.C.	Guthrie Group, L.L.C.
Assets	$ 200,291	$ 120,667
Liabilities	-	-
Equity	$ 200,291	$ 120,667
Revenues	$ 41,984	$ 4,403
Expenses	30,806	47,963
Net Income	$ 11,178	$ (43,560)

NOTE 4. OTHER INVESTMENTS (Continued)

The Company has a 9.94% ownership interest in Bug Tussel Wireless LLC (Bug Tussel) at December 31, 2008 and 2007. Bug Tussel has constructed a wireless network in rural Wisconsin, which provides roaming services to cellular carriers offering service in the state.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2008 and 2007 and the twelve months then ended.

	Bug Tussel Wireless, L.L.C.	
	2008	2007
Assets	$ 17,627,571	$ 14,954,261
Liabilities	12,955,330	9,398,031
Equity	$ 4,672,241	$ 5,556,230
Revenues	$ 14,031,407	$ 11,242,608
Expenses	14,256,407	9,838,227
Net Income	$ (225,000)	$ 1,404,381

The Company has a 35.29% ownership interest in Spiralight Networks LLC (Spiralight) at December 31, 2008 and 2007. Spiralight provides fiber optic transport services in Wisconsin, Illinois and Minnesota.

This investment is accounted for under the equity method with the Company recognizing their proportionate share of income and losses to the extent that the investment exceeds losses. Accordingly, the recorded investment amount in Spiralight was eliminated at June 30, 2008. At December 31, 2008, additional losses in excess of the basis totaling $484,264 were applied against the outstanding note receivable.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2008 and 2007 and the twelve months then ended.

	Spiralight Network, L.L.C.	
	2008	2007
Assets	$ 2,100,128	$ 3,342,987
Liabilities	3,251,268	2,286,398
Equity	$ (1,151,140)	$ 1,056,589
Revenues	$ 3,236,060	$ 2,632,734
Expenses	5,886,060	4,434,893
Net Income	$ (2,650,000)	$ (1,802,159)

NOTE 4. OTHER INVESTMENTS (Continued)

Partnership investments above with less than a 20% ownership are carried at equity due to the level of influence the Company has with respect to each investment. Investments in limited liability companies are on the equity method if ownership is more than 3-5%.

LONG-TERM INVESTMENTS AT COST

Long-term investments at cost include nonmarketable equity securities and certificates as follows:

	2008	2007
NECA Services, Inc. - stock	$ 300,000	$ 300,000
Rural Telephone Finance Cooperative - certificates	171,110	173,352
Iowa Network Services - stock	78,705	78,705
NRTC Patronage Capital - certificates	32,390	48,650
Other	16,926	11,000
	$ 599,131	$ 611,707

NOTE 5. GOODWILL

Goodwill consists of the following:

	2008	2007
Balance, beginning of year	$ 896,812	$ 896,812
Goodwill acquired	-	-
Goodwill impairment	-	-
Balance, end of year	$ 896,812	$ 896,812

The Company annually assesses its recorded balances of goodwill and indefinite lived intangible assets. As a result, the Company determined no impairment needed to be recorded for the years ended December 31, 2008 and 2007.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following:

	2008	2007
Telephone plant in service:		
Land	$ 43,408	$ 41,408
Buildings	1,488,045	1,406,982
Other general support assets	2,398,948	2,305,688
Central office assets	5,566,624	4,063,231
Cable and wire facilities	6,025,376	5,086,640
Other plant and equipment	1,148,988	1,075,939
	16,671,389	13,979,888
Cable television plant in service:		
Land	$ 8,847	$ 8,846
Buildings	132,673	132,673
Other plant and equipment	182,497	207,753
Towers, antennas and head end equipment	1,613,382	1,613,382
Cable and wire facilities	1,573,544	1,573,544
Franchises	30,092	30,092
	3,541,035	3,566,290
Total property, plant and equipment	20,212,424	17,546,178
Less accumulated depreciation	13,727,112	13,008,767
	6,485,312	4,537,411
Plant under construction	324,340	477,891
	$ 6,809,652	$ 5,015,302

Telephone cable and wire facilities of approximately $814,000 and cable television head end equipment of approximately $506,000 were fully or nearly fully depreciated in 2008. Depreciation on depreciable property resulted in composite rates of 5.2% and 6.0% for 2008 and 2007, respectively.

NOTE 7. INCOME TAXES

Income taxes reflected in the Consolidated Statements of Income consist of the following:

	2008	2007
Federal income taxes:		
Current tax expense	$ 509,074	$ 1,147,635
Deferred tax expense	55,623	(112,633)
State income taxes:		
Current tax expense	292,005	366,319
Deferred tax expense	(26,403)	(35,391)
Total income tax expense	$ 830,299	$ 1,365,930

Deferred federal and state tax liabilities and assets reflected in the Consolidated Balance Sheets are summarized as follows:

	2008	2007
Deferred tax liabilities		
Federal	$ 1,645,669	$ 1,097,484
State	538,397	341,792
Total deferred tax liabilities	2,184,066	1,439,276
Deferred tax assets		
Federal	(671,364)	(178,802)
State	(284,169)	(61,161)
Total deferred tax assets	(955,533)	(239,963)
Net deferred tax liabilities	$ 1,228,533	$ 1,199,313
Current portion	$ (718,595)	$ (14,294)
Long-term portion	1,947,128	1,213,607
Net deferred tax liability	$ 1,228,533	$ 1,199,313

NOTE 7. INCOME TAXES (Continued)

The following is a reconciliation of the statutory federal income tax rate of 34% to the Company's effective income tax rate:

	2008	2007
Statutory federal income tax rate	34.0 %	34.0 %
State income taxes, net of federal benefit	10.1 %	10.1 %
Amortization of bond premiums	1.0 %	0.4 %
Dividends received deduction	(8.0) %	(0.5) %
Tax exempt interest	(9.1) %	(2.2) %
Other	2.5 %	(6.3) %
Effective income tax rate	30.5 %	35.5 %

The Company files consolidated tax returns including their subsidiaries, Prairie Telephone Co., Inc., Westside Independent Telephone Company, and Tele-Services, Ltd. BTC, Inc. is a subsidiary of Prairie Telephone Co., Inc.

NOTE 8. LONG-TERM DEBT

Long-term debt consists of:

	2008	2007
Rural Telephone Finance Cooperative (RTFC)		
7.00% (Variable Rate)	$ 951,495	$ 1,139,205
Less current portion	200,507	187,710
	$ 750,988	$ 951,495

The annual requirements for principal payments on long-term debt for the next five years are as follows:

2009	$ 200,507
2010	214,177
2011	228,779
2012	244,377
2013	63,655

NOTE 8. LONG-TERM DEBT (Continued)

On July 17, 2008, interest on the RTFC loan switched from calculating at a fixed rate based on a 360-day year, to calculating at a variable rate based on a 365-day year. At that time the interest rate also changed from 7.35 percent to 6.5 per cent. On October 1, 2008, the interest changed from 6.5 per center to 7.0 per cent. The following is a summary of the changes in the interest rate through December 31, 2008, as described above.

Fixed rate prior to 7/17/2008 - variable rate thereafter	7.35%
7/17/2008 to 10/01/2008	6.50%
10/01/2008 to 12/31/2008	7.00%

Substantially all assets of the Company are pledged as security for the long-term debt under certain loan agreements with the Rural Telephone Finance Cooperative (RTFC). These mortgage notes are to be repaid in equal quarterly installments covering principal and interest beginning two to three years after date of issue and expiring by the year 2013.

The security and loan agreements underlying the RTFC notes contain certain restrictions on distributions to stockholders, investment in, or loans to others, and payment of management fees or an increase in management fees. The Company is restricted from making any distributions, except as might be specifically authorized in writing in advance by the RTFC noteholders, unless minimum net worth exceeds 40% and distributions are limited to certain levels of prior year cash margins. In addition, the Company is required to achieve a debt service coverage ratio of not less than 1.25 and a times interest earned ratio of not less than 1.5. As of December 31, 2008 and December 31, 2007, all loan covenants were met.

The Company has a line of credit with the RTFC for $1,500,000. The approved line of credit is available until November 15, 2010. The interest rate at December 31, 2008 is 8.5%. No funds were advanced under the line at December 31, 2008. In addition, the Company has a line of credit with the RTFC for $500,000. This approved line of credit is available until November 30, 2010. The interest rate at December 31, 2008 is 8.5%. No funds were advanced under the line at December 31, 2008.

NOTE 9. OPERATING SEGMENTS INFORMATION

The Company organizes its business into three reportable segments: local exchange carrier (LEC) services, broadcast services and Internet service provider (ISP) services. The LEC services segment provides telephone, data services and other services to customers in local exchanges. The broadcast services segment provides cable television services to customers in Iowa and Nebraska. The ISP services segment provides Internet access to customers within the local exchanges and the surrounding areas.

The Company's reportable business segments are strategic business units that offer different products and services. Each reportable segment is managed separately primarily because of different products, services and regulatory environments. LEC segments have been aggregated because of their similar characteristics.

The segment's accounting policies are the same as those described in the summary of significant accounting policies.

2008	Local Exchange Carrier	Broadcast	Internet Service Provider	Total
Revenues and sales	$ 8,277,059	$ 651,163	$ 713,359	$ 9,641,581
Interest income	407,138	16,962	18,873	442,973
Interest expense	(77,354)	-	-	(77,354)
Depreciation and amortization	797,112	35,478	141,199	973,789
Income tax expense (benefit)	866,403	(174,132)	138,028	830,299
Segment profit (loss)	2,453,972	(193,502)	(331,915)	1,928,555
Segment assets	24,603,860	478,407	3,817,502	28,899,769
Expenditures for segment assets	3,021,459	(75,806)	(181,897)	2,763,756
2007				
Revenues and sales	$ 9,109,763	$ 711,461	$ 658,653	$ 10,479,877
Interest income	464,531	14,442	7,245	486,217
Interest expense	(91,871)	-	-	(91,871)
Depreciation and amortization	787,175	69,421	159,650	1,016,247
Income tax expense (benefit)	1,306,950	(145,410)	204,390	1,365,930
Segment profit (loss)	3,319,045	(202,015)	(638,700)	2,478,330
Segment assets	23,798,048	651,181	1,742,595	26,191,824
Expenditures for segment assets	1,356,650	(78,056)	40,903	1,319,496

NOTE 10. NET INCOME PER COMMON SHARE

Net income per common share for 2008 and 2007 was computed by dividing the weighted average number of shares of common stock outstanding into the net income. The weighted average number of shares of common stock outstanding for the years ended December 31, 2008 and 2007 were 30,859 and 31,003, respectively.

NOTE 11. STOCK VALUE ADJUSTMENT

During March 2008, the board of directors authorized a $52 increase in the stated value of each share of common stock from $457 to $509. There were 30,851 shares outstanding at the time of the value adjustment, which reduced retained earnings by $1,604,252.

During April 2007, the board of directors authorized a $63 increase in the stated value of each share of common stock from $394 to $457. There were 31,016 shares outstanding at the time of the value adjustment, which reduced retained earnings by $1,954,008.

NOTE 12. STOCK RESTRICTIONS

The Company's Articles of Restatement became effective on March 29, 2007. One of the changes originating with the Articles of Restatement was the addition of a second class of common stock. The Company is authorized to issue 10,000,000 shares, comprised of the following two classes: (i) 5,000,000 shares of Class A Common Stock, no par value; and (ii) 5,000,000 shares of Class B Common Stock, no par value.

The Class A Common Stock is comprised of the following three series:

(i) Series 1 – these shares represent Class A shares issued after March 29, 2007. These shares have voting rights of one vote per shareholder, regardless of the number of Class A shares held.

(ii) Series 2 – these shares were issued and outstanding immediately prior to the March 29, 2007 effective date and with respect to which the holders of such shares had one vote per shareholder, regardless of the number of Class A shares held. The shares had previously been shares of the former Class A stock of the Corporation that were issued and outstanding on February 28, 1995.

(iii) Series 3 – these shares were issued and outstanding immediately prior to the March 29, 2007 effective date and with respect to which the holders of such shares had one vote for each such share. The shares had previously been shares of the former Class A stock of the Corporation that were issued and outstanding on February 28, 1995. These shares have voting rights of one vote per share.

The Class B Common Stock represent non-voting shares issued after March 29, 2007.

NOTE 12. STOCK RESTRICTIONS (Continued)

Restrictions on the stock include the following:

- Individuals purchasing Class A, Series 1 stock must be living within the Breda and Lidderdale service areas of the Company and subscribe to its telephone services. Individuals or entities can purchase Class B, non-voting stock without service area or service participation restrictions.
- Shareholders are individually limited to ownership of not more than one percent of the joint outstanding Class A and Class B stock unless ownership was prior to the Articles of Restatement. There may be two stockholders per household and their joint ownership may not exceed two percent of the joint outstanding Class A and Class B stock.
- Shareholders shall not sell any shares of stock owned unless the Company has been given first right of refusal.
- Stock transfers require consent of the board of directors.
- The Company may adopt bylaws, which may further restrict the transfer or ownership of capital stock of the Company.

NOTE 13. EMPLOYEE BENEFITS

The Company has a defined benefit pension plan covering most employees. The multi employer retirement program is with the National Telephone Cooperative Association (NTCA) and has been approved by the Internal Revenue Service. Pension costs expensed and capitalized for 2008 and 2007 were $128,624 and $158,110, respectively. The Company makes annual contributions to the plan equal to amounts accrued for pension expense.

NOTE 14. ASSET RETIREMENT OBLIGATION

Generally accepted accounting principles require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

The Company has determined it does not have a material legal obligation to remove long-term assets and accordingly, there have been no liabilities recorded for the years ended December 31, 2008 and 2007.

NOTE 15. RELATED PARTY TRANSACTIONS

The Company receives commission revenue from RSA #9, Ltd. Partnership (RSA #9) based on cellular service activation and retention. The Company has a 16.7% ownership interest in RSA #9. Commissions received by the Company for the years ended December 31, 2008 and 2007 were approximately $1,281,000 and $1,143,000, respectively. At December 31, 2008 and 2007, $172,796 and $156,870 were due from RSA #9 for commissions.

NOTE 16. CONCENTRATION OF CREDIT RISK

The Company grants credit to local service customers, all of whom are located in the service area, broadcast customers, Internet customers and telecommunications intrastate and interstate long distance carriers.

The Company received 53% of its 2008 revenues from access revenues and assistance provided by the Federal Universal Service Fund. As a result of the Telecommunications Act of 1996, the manner in which access revenues and Universal Service Funds are determined is currently being modified by regulatory bodies.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, along with both temporary and long-term investments. The Company places its cash, cash equivalents and investments in several financial institutions which limits the amount of credit exposure in any one financial institution.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company routes conference bridging minutes of use through its switch in Carroll, Iowa. The Company generates revenues from this service based on tariffed rates per minutes of use, which is charged to interexchange carriers. In April 2007 certain interexchange carriers began disputing the charges and the volume of minutes on which the charges were billed, and stopped payment until the dispute could be settled. The Company is currently corresponding with the interexchange carriers regarding the payment of the unpaid access charges. The Company's estimated unpaid access charges resulting from conference bridge services as of December 31, 2008 is $5,844,593. The Company has recorded an estimated allowance of $3,131,299 for non-payment of these charges as of December 31, 2008, and has accrued additional accounts payable for related costs associated with the conference bridge minutes of $1,545,294.

NOTE 17. NONCASH INVESTING ACTIVITIES

Noncash investing activities included $7,657 during the year ended December 31, 2008 relating to plant and equipment additions placed in service during 2008, which are reflected in accounts payable at year-end.

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